UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM N-Q

QUARTERLY SCHEDULE OF PORTFOLIO HOLDINGS OF REGISTERED
MANAGEMENT INVESTMENT COMPANY

INVESTMENT COMPANY ACT FILE NUMBER 811-1800
U.S. GLOBAL INVESTORS FUNDS

7900 CALLAGHAN ROAD
SAN ANTONIO, TX 78229
(Address of principal executive offices) (Zip code)

SUSAN B. MCGEE, ESQ.
7900 CALLAGHAN ROAD
SAN ANTONIO, TX 78229
(Name and address of agent for service)

Registrant's telephone number, including area code: **210-308-1234**

Date of fiscal year end: **December 31**

Date of reporting period: **March 31, 2009**

ITEM 1. SCHEDULE OF INVESTMENTS

U.S. TREASURY SECURITIES CASH FUND

Portfolio of Investments				March 31, 2009

UNITED STATES GOVERNMENT OBLIGATIONS 51.28%	Coupon Rate	Maturity Date	Principal Amount	Value
United States Treasury Bills 51.28%				
Yield	0.41%	04/02/09	$ 35,000,000	$ 34,999,603
Yield	1.03%	06/04/09	10,000,000	9,981,867
Yield	1.28%	07/02/09	10,000,000	9,967,544
Yield	0.29%	09/15/09	5,000,000	4,993,273
Total United States Government Obligations				59,942,287
(cost $59,942,287)				

REPURCHASE AGREEMENTS 48.44%

Joint Tri-Party Repurchase Agreements, 03/31/09, collateralized by U.S. Treasury securities held in joint tri-party repurchase accounts:

	Coupon Rate	Maturity Date	Principal Amount	Value
0.07% Morgan Stanley, repurchase price $27,700,054	0.07%	04/01/09	27,700,000	27,700,000
0.15% Credit Suisse First Boston, repurchase price $28,918,983	0.15%	04/01/09	28,918,863	28,918,863
Total Repurchase Agreements				56,618,863
(cost $56,618,863)				

Total Investments 99.72%				116,561,150
(cost $116,561,150)				
Other assets and liabilities, net 0.28%				322,198
NET ASSETS 100%				**$ 116,883,348**

See notes to portfolios of investments.

Portfolio of Investments

UNITED STATES GOVERNMENT AND AGENCY OBLIGATIONS 99.88%		Coupon Rate	Maturity Date	Principal Amount	Value
Federal Farm Credit Bank 48.30%					
Discount Notes:					
	Yield	0.01%	04/01/09	$ 35,000,000	$ 35,000,000
	Yield	0.17%	04/02/09	10,000,000	9,999,953
	Yield	0.01%	04/03/09	30,000,000	29,999,983
	Yield	0.17%	04/08/09	10,000,000	9,999,669
	Yield	0.16%	04/09/09	1,500,000	1,499,947
	Yield	0.10%	04/14/09	13,000,000	12,999,531
	Yield	0.09%	04/17/09	5,706,000	5,705,772
	Yield	0.15%	05/13/09	9,115,000	9,113,405
	Yield	0.10%	05/18/09	1,669,000	1,668,782
	Yield	1.41%	06/19/09	3,905,000	3,893,003
	Yield	1.93%	09/14/09	5,000,000	4,956,194
Fixed Rates:					
		2.75%	06/05/09	4,000,000	4,000,000
		4.13%	07/17/09	6,758,000	6,832,830
		5.25%	08/03/09	2,055,000	2,081,556
		4.13%	11/13/09	3,000,000	3,061,698
		0.90%	12/16/09	2,002,000	2,004,255
Variable Rates:					
		2.98%	09/03/09	10,000,000	9,991,885
		0.47%	10/14/09	2,000,000	1,998,476
					154,806,939
Federal Home Loan Bank 51.58%					
Discount Notes:					
	Yield	0.23%	04/01/09	35,496,000	35,496,000
	Yield	0.01%	04/03/09	4,160,000	4,159,998
	Yield	0.17%	04/09/09	718,000	717,973
	Yield	0.17%	04/13/09	11,850,000	11,849,348
	Yield	0.23%	04/20/09	1,600,000	1,599,806
	Yield	2.18%	05/01/09	10,796,000	10,776,725
	Yield	0.22%	05/11/09	552,000	551,865
	Yield	0.81%	07/01/09	10,590,000	10,568,618
	Yield	0.89%	09/08/09	1,428,000	1,422,415
	Yield	0.85%	12/01/09	3,000,000	2,982,920
	Yield	0.65%	01/06/10	3,937,000	3,917,096
	Yield	0.86%	01/11/10	2,827,000	2,807,977
Fixed Rates:					
		2.13%	04/01/09	5,680,000	5,680,000
		5.91%	04/07/09	6,860,000	6,866,422
		2.35%	04/21/09	3,000,000	3,000,000
		3.75%	04/27/09	5,000,000	5,002,740
		2.75%	05/07/09	3,000,000	3,000,000

See notes to portfolios of investments.

Portfolio of Investments

UNITED STATES GOVERNMENT AND AGENCY OBLIGATIONS	Coupon Rate	Maturity Date	Principal Amount	Value
Federal Home Loan Bank (Cont'd)				
Fixed Rates: (Cont'd)				
	2.50%	05/28/09	$ 4,000,000	$ 3,998,898
	5.38%	07/17/09	2,900,000	2,929,220
	1.00%	02/05/10	3,000,000	3,000,000
	1.02%	02/10/10	3,000,000	3,000,000
	1.00%	02/18/10	3,000,000	2,998,938
	1.00%	02/18/10	3,000,000	2,997,709
	1.05%	03/03/10	3,000,000	2,998,296
	1.10%	03/11/10	3,000,000	2,998,244
Variable Rates:				
	0.45%	04/08/09	10,000,000	10,000,000
	0.72%	02/05/10	10,000,000	10,000,000
	0.83%	03/19/10	10,000,000	10,000,000
				165,321,208

Total Investments 99.88%	320,128,147
(cost $320,128,147)	
Other assets and liabilities, net 0.12%	375,962
NET ASSETS 100%	**$ 320,504,109**

See notes to portfolios of investments.

MUNICIPAL BONDS 87.52%	Coupon Rate	Maturity Date	Principal Amount	Value
Alabama 5.92%				
Bessemer, Alabama Water Revenue	4.00%	01/01/16	$ 300,000	$ 255,705
DCH Health Care Authority Facilities Revenue	5.00%	06/01/09	250,000	251,430
Mountain Brook City Board of Education Capital Outlay	4.00%	02/15/15	200,000	214,126
University of Alabama at Birmingham, Hospital Revenue, Series A	5.00%	09/01/15	300,000	301,785
				1,023,046
Alaska 1.81%				
Alaska Municipal Bond Bank Authority, Series A	4.00%	02/01/16	300,000	313,293
Arizona 1.80%				
Pima County Unified School District, GO Unlimited, Refunding	3.70%	07/01/12	300,000	311,619
California 1.41%				
San Diego, California Community College District, Capital Appreciation, Election 2002, GO Unlimited (ZCB)	4.34%[1]	05/01/15	300,000	243,978
Connecticut 2.89%				
Connecticut State, Series D, GO Unlimited	5.38%	11/15/18	250,000	285,683
Connecticut State, Series E, GO Unlimited	5.13%	11/15/14	200,000	215,056
				500,739
District of Colombia 0.87%				
District of Columbia, Unrefunded, Series B	5.50%	06/01/09	150,000	150,872
Florida 5.80%				
Florida State Board of Education Capital Outlay, Series B, GO	5.25%	06/01/11	175,000	175,782
Florida State Board of Education Lottery Revenue, Series A	4.00%	07/01/14	300,000	305,676
Florida State Department of Environmental Protection Preservation Revenue, Florida Forever, Series B	5.00%	07/01/09	205,000	206,880
Orange County, Florida Tourist Development Tax Revenue, Refunding	5.00%	10/01/10	300,000	312,642
				1,000,980

See notes to portfolios of investments.

MUNICIPAL BONDS	Coupon Rate	Maturity Date	Principal Amount	Value
Illinois 7.06%				
Cook County, Illinois Capital Improvement, GO Unlimited, Prerefunded, Series A	5.25%	11/15/14	$ 300,000	$ 311,715
Illinois Finance Authority Revenue, Refunding	5.00%	07/01/16	390,000	431,289
Illinois State Sales Tax Revenue	6.00%	06/15/09	250,000	252,615
Illinois State Sales Tax Revenue	5.00%	06/15/14	200,000	224,232
				1,219,851
Indiana 5.23%				
Indiana State Educational Facilities Authority Revenue, University of Indianapolis Project	5.65%	10/01/15	200,000	207,054
Indiana State Finance Authority Revenue, Refunding	4.00%	05/01/12	350,000	373,275
Tippecanoe County, Indiana School Improvements	4.00%	01/15/15	300,000	323,244
				903,573
Iowa 2.95%				
Ames, Iowa Hospital Revenue, Refunding	5.00%	06/15/15	300,000	302,919
Johnston Community School District, GO Unlimited	4.00%	06/01/16	200,000	208,194
				511,113
Kansas 1.26%				
Kansas State Development Finance Authority Revenue	4.00%	10/01/15	200,000	218,256
Michigan 0.27%				
Detroit, Michigan Local Development Finance Authority, Series A	5.20%	05/01/10	85,000	47,161
Missouri 1.38%				
Missouri State Health & Educational Facilities Authority Revenue, Series A	6.75%	05/15/13	200,000	237,792
Nevada 1.16%				
North Las Vegas, GO Limited	4.00%	03/01/16	200,000	200,068
New Hampshire 1.02%				
New Hampshire Health & Education Facilities Authority Revenue	5.00%	07/01/14	175,000	175,751

See notes to portfolios of investments.

Portfolio of Investments

MUNICIPAL BONDS	Coupon Rate	Maturity Date	Principal Amount	Value
New Jersey 3.10%				
New Jersey State	5.13%	05/01/10	$ 250,000	$ 261,773
New Jersey State Transportation Trust Fund				
Authority, Series D	4.00%	06/15/14	250,000	274,052
				535,825
New York 4.41%				
New York, New York, Series B	5.25%	08/01/09	200,000	202,904
New York, New York, Series G, GO Unlimited	5.00%	08/01/12	125,000	134,624
New York, New York, Subseries L-1, GO				
Unlimited	4.00%	04/01/15	300,000	306,255
Schenectady Metroplex Development Authority				
Revenue, Series A	5.00%	12/15/12	110,000	119,211
				762,994
Oregon 0.74%				
Oregon State Department of Transportation				
Highway	5.00%	11/15/09	125,000	128,388
Pennsylvania 1.74%				
Pennsylvania State Turnpike Commission, Bond				
Anticipation Notes, Series A	4.00%	10/15/09	300,000	300,468
South Carolina 4.26%				
Horry County Hospitality Fee Special Obligation	5.00%	04/01/10	200,000	205,758
Jasper County School District, GO Unlimited	4.00%	03/01/15	195,000	209,976
Spartanburg County School District	3.88%	04/01/12	300,000	321,609
				737,343
Tennessee 3.67%				
Metropolitan Government of Nashville &				
Davidson County, Water & Sewer Revenue	6.50%	12/01/14	250,000	308,565
Tennessee State, GO Unlimited, Refunding,				
Series A	5.00%	05/01/11	300,000	324,483
				633,048
Texas 15.61%				
Addison, Texas Certificates of Obligation, GO				
Unlimited	4.00%	02/15/20	250,000	256,378
Bexar County Hospital District, GO Limited	3.50%	02/15/10	300,000	306,663
Conroe Texas, GO Limited	2.75%	03/01/10	170,000	167,550
Katy, Texas Independent School District, School				
Building, Series D, GO Unlimited	4.50%	02/15/19	325,000	343,249

See notes to portfolios of investments.

Portfolio of Investments

MUNICIPAL BONDS	Coupon Rate	Maturity Date	Principal Amount	Value
Texas (Cont'd)				
Lewisville, Texas Independent School District, GO Unlimited, Refunding (ZCB)	4.04%[1]	08/15/15	$ 400,000	$ 328,852
Mount Vernon, Texas Independent School District Capital Appreciation Bonds, GO Unlimited (ZCB)	1.66%[1]	02/15/10	200,000	197,834
North Texas Municipal Water District, Regional Solid Waste Disposal Systems Revenue	3.00%	09/01/12	300,000	303,792
Port Authur, Texas, Refunding, GO Unlimited	2.85%	02/15/11	200,000	201,120
San Antonio Water System Revenue	5.00%	05/15/13	100,000	105,907
San Antonio, Texas Municipal Drain Utilities Systems Revenue	4.00%	02/01/16	300,000	307,701
San Patricio, Texas Municipal Water District, Refunded	4.00%	07/10/18	200,000	181,812
				2,700,858
Utah 1.96%				
Utah State, Refunding, Series B, GO Unlimited	5.38%	07/01/12	300,000	338,811
Virginia 3.93%				
Virginia College Building Authority Educational Facilities Revenue, Prerefunded, Series A	5.00%	09/01/15	10,000	11,549
Virginia College Building Authority Educational Facilities Revenue, Unrefunded, Series A	5.00%	09/01/15	290,000	331,586
Virginia State Public Building Authority & Public Facilities Revenue, Refunding, Series A	5.00%	08/01/12	300,000	334,989
				678,124
Washington 3.93%				
Clark County, Washington School District, GO Unlimited	5.13%	12/01/11	100,000	109,888
King County, Washington School District No. 401 Highline Public Schools, GO Unlimited	5.50%	12/01/13	240,000	267,084
Seattle, Washington Municipal Light and Power Revenue, Refunding	5.00%	07/01/17	300,000	301,200
				678,172
Wisconsin 3.34%				
Chippewa Valley, Wisconsin, Technical College District Promissory Notes, Series A, GO Unlimited	4.00%	04/01/14	250,000	269,333

See notes to portfolios of investments.

Portfolio of Investments

MUNICIPAL BONDS	Coupon Rate	Maturity Date	Principal Amount	Value
Wisconsin (Cont'd)				
Wisconsin State, Refunding, Series 2, GO Unlimited	4.13%	11/01/16	$ 300,000	$ 308,352
				577,685
Total Municipal Bonds				15,129,807
(cost $14,794,732)				
REPURCHASE AGREEMENT 13.31%				
Joint Tri-Party Repurchase Agreement, Credit Suisse First Boston, 03/31/09, 0.15%, due 04/01/09, repurchase price $2,300,870, collateralized by U.S. Treasury securities held in a joint tri-party account (cost $2,300,860)	0.15%	04/01/09	2,300,860	2,300,860
Total Investments 100.83%				17,430,667
(cost $17,095,592)				
Other assets and liabilities, net (0.83)%				(142,467)
NET ASSETS 100%				**$ 17,288,200**

[1] Represents Yield

See notes to portfolios of investments.

MUNICIPAL BONDS 94.67%	Coupon Rate	Maturity Date	Principal Amount	Value
Alabama 7.34%				
Alabama 21st Century Authority, Tobacco Settlement Revenue	5.75%	12/01/19	$ 275,000	$ 248,144
Alabama State, GO Unlimited, Series A	4.63%	09/01/22	375,000	389,190
Bessemer, Alabama Water Revenue	4.00%	01/01/16	200,000	170,470
Mountain Brook City Board of Education Capital Outlay	4.00%	02/15/15	195,000	208,773
University of Alabama at Birmingham, Hospital Revenue, Series A	5.00%	09/01/15	300,000	301,785
				1,318,362
Arizona 1.49%				
University of Arizona Certificates of Participation, Series C	5.00%	06/01/22	260,000	268,042
California 7.57%				
Anaheim, California City School District, Capital Appreciation, Election 2002, GO Unlimited (ZCB)	4.60%[1]	08/01/28	580,000	169,986
California State, GO Unlimited	4.75%	03/01/34	205,000	170,697
California State, GO Unlimited	5.00%	06/01/37	455,000	391,473
Campbell, California Union High School District, GO Unlimited	4.75%	08/01/34	300,000	260,892
San Diego, California Community College District, Capital Appreciation, Election 2002, GO Unlimited (ZCB)	4.34%[1]	05/01/15	450,000	365,967
				1,359,015
Colorado 0.80%				
Colorado Health Facilities Authority Revenue	5.00%	09/01/16	150,000	143,325
Connecticut 1.80%				
Connecticut State, Series E, GO Unlimited	5.13%	11/15/14	300,000	322,584
Florida 4.08%				
Florida Board of Education, GO Unlimited, Refunding, Series C	4.50%	06/01/28	300,000	271,551
St. Lucie County Florida Sales Tax Revenue	5.25%	10/01/23	465,000	460,350
				731,901
Georgia 2.82%				
Atlanta Development Authority Revenue	5.25%	07/01/22	500,000	506,350

See notes to portfolios of investments.

9

Portfolio of Investments

MUNICIPAL BONDS	Coupon Rate	Maturity Date	Principal Amount	Value
Illinois 7.35%				
Du Page County, Refunding	5.60%	01/01/21	$ 490,000	$ 558,977
Illinois Development Financing Authority Hospital Revenue, Adventist Health System	5.65%	11/15/24	435,000	452,918
Illinois Regional Transportation Authority Revenue, Series A	7.20%	11/01/20	250,000	304,263
				1,316,158
Indiana 1.56%				
Indianapolis Local Public Improvement Bond Bank, Waterworks Project, Series 2007 L	5.25%	01/01/33	305,000	280,594
Kansas 7.80%				
Kansas State Development Finance Authority Hospital Revenue, Series Z	5.00%	12/15/12	500,000	482,620
Kansas State Development Finance Authority Revenue	4.00%	10/01/15	250,000	272,820
University of Kansas Hospital Authority Health Facilities Revenue	5.63%	09/01/27	570,000	644,436
				1,399,876
Kentucky 1.29%				
Bowling Green, Kentucky, GO Unlimited, Series B	4.00%	09/01/16	215,000	231,856
Maryland 1.83%				
Maryland Health & Higher Educational Facilities Authority Revenue	5.75%	07/01/21	300,000	327,960
Michigan 2.46%				
Detroit, Michigan Local Development Financing Authority, Refunding, Series A	5.38%	05/01/18	300,000	135,447
Macomb County Building Authority, GO Limited	4.50%	11/01/23	300,000	304,245
				439,692
Missouri 2.35%				
St. Louis Airport Development Program, Prerefunded, Series A	5.00%	07/01/11	165,000	179,571
St. Louis Airport Development Program, Unrefunded, Series A	5.00%	07/01/11	235,000	241,662
				421,233

See notes to portfolios of investments.

MUNICIPAL BONDS	Coupon Rate	Maturity Date	Principal Amount	Value
New Hampshire 2.86%				
Manchester, New Hampshire School Facilities Revenue, Refunding	5.50%	06/01/26	$ 300,000	$ 331,782
New Hampshire Health & Education Facilities Authority Revenue	5.00%	07/01/14	180,000	180,772
				512,554
New Jersey 2.54%				
New Jersey Health Care Facilities Financing Authority Revenue	4.38%	07/01/10	460,000	455,124
New York 1.41%				
New York, GO Unlimited, Prerefunded, Series J	5.00%	05/15/12	225,000	228,463
New York, GO Unlimited, Unrefunded Balance, Series J	5.00%	05/15/12	25,000	25,385
				253,848
Ohio 2.65%				
Ohio State Mental Health Facilities Revenue	5.50%	06/01/15	300,000	329,058
South Euclid Special Assessment, GO Limited Tax	6.70%	12/01/14	130,000	147,299
				476,357
Rhode Island 3.23%				
Rhode Island State Health & Educational Building Corporation Revenue	6.50%	08/15/32	500,000	579,620
South Carolina 1.24%				
South Carolina Jobs Economic Development Authority Revenue	5.00%	11/01/23	250,000	222,360
Tennessee 1.27%				
Memphis, Tennessee Sanitary Sewage System Revenue, Refunding	5.00%	05/01/20	200,000	226,954
Texas 22.38%				
Baytown, Texas, GO Limited	4.50%	02/01/27	250,000	240,487
Dallas, Texas Waterworks & Sewer Systems Revenue, Refunding	4.50%	10/01/19	225,000	236,342
Duncanville, Texas Independent School District, GO Unlimited, Prerefunded, Series B	5.25%	02/15/32	495,000	550,282
Duncanville, Texas Independent School District, GO Unlimited, Unrefunded, Series B	5.25%	02/15/32	5,000	5,061
Forney, Texas, GO Limited	5.00%	02/15/27	500,000	514,045

See notes to portfolios of investments.

11

Portfolio of Investments

March 31, 2009

MUNICIPAL BONDS	Coupon Rate	Maturity Date	Principal Amount	Value
Texas (Cont'd)				
Goose Creek, Texas Independent School District Schoolhouse, Series A	5.25%	02/15/18	$ 370,000	$ 423,199
Greenville, Texas Independent School District, GO Unlimited, Refunding	4.00%	08/15/17	120,000	126,575
Houston Community College System Revenue, Refunding	4.00%	04/15/17	300,000	305,712
North Texas Municipal Water District Regional Solid Waste Disposal System Revenue	4.25%	09/01/17	385,000	402,672
North Texas Tollway Authority Revenue, Series F	5.75%	01/01/38	250,000	222,602
Prosper, Texas Independent School District, Capital Appreciation, School Building, GO Unlimited (ZCB)	6.00%[(1)]	08/15/33	1,000,000	243,630
San Marcos, Texas Tax & Toll Revenue, GO Limited	5.10%	08/15/27	400,000	414,580
White Settlement, Texas Independent School District, GO Unlimited	4.13%	08/15/15	300,000	327,414
				4,012,601
Utah 3.22%				
Utah State Building Ownership Authority, Lease Revenue, Refunded, Series C	5.50%	05/15/19	500,000	577,185
Washington 3.33%				
King County, Washington School District No. 401 Highline Public Schools, GO Unlimited	5.50%	12/01/13	300,000	333,855
Spokane County School District No 81 Spokane	5.05%	06/01/22	255,000	263,290
				597,145
Total Municipal Bonds (cost $16,883,571)				16,980,696

REPURCHASE AGREEMENT 4.43%

Joint Tri-Party Repurchase Agreement, Credit Suisse First Boston, 03/31/09, 0.15%, due 04/01/09, repurchase price $793,831, collateralized by U.S. Treasury securities held in a joint tri-party account (cost $793,828)	0.15%	04/01/09	793,828	793,828

See notes to portfolios of investments.

Portfolio of Investments

March 31, 2009

	Value
Total Investments 99.10%	$ 17,774,524
(cost $17,677,399)	
Other assets and liabilities, net 0.90%	162,167
NET ASSETS 100%	**$ 17,936,691**

[1] Represents Yield

See notes to portfolios of investments.

COMMON STOCKS 78.24%	Shares	Value
Applications Software 2.18%		
Activision Blizzard, Inc.	18,000	$ 188,280 *
Citrix Systems, Inc.	5,000	113,200 *
		301,480
Banks 2.33%		
Bank of America Corp.	15,000	102,300
Royal Bank of Canada	4,000	115,680
SunTrust Banks, Inc.	9,000	105,660
		323,640
Chemicals - Agricultural 0.81%		
Terra Industries, Inc.	4,000	112,360
Computers 4.72%		
Apple, Inc.	5,000	525,600 *
Research In Motion Ltd.	3,000	129,210 *
		654,810
Computers - Memory Devices 2.77%		
SanDisk Corp.	7,500	94,875 *
Western Digital Corp.	15,000	290,100 *
		384,975
E-Commerce 2.38%		
Amazon.com, Inc.	4,500	330,480 *
Electronics & Components 3.16%		
NVIDIA Corp.	30,000	295,800 *
Xilinx, Inc.	7,500	143,700
		439,500
Energy 1.43%		
First Solar, Inc.	1,500	199,050 *^
Engineering/Research & Development 1.16%		
URS Corp.	4,000	161,640 *
Financial Services 13.34%		
Janus Capital Group, Inc.	15,000	99,750
MasterCard, Inc., Class A	1,300	217,724
Morgan Stanley	12,000	273,240
Ocwen Financial Corp.	40,000	457,200 *
People's United Financial, Inc.	11,000	197,670
Raymond James Financial, Inc.	7,500	147,750

See notes to portfolios of investments.

14

Portfolio of Investments

COMMON STOCKS	Shares	Value
Financial Services (Cont'd)		
The Goldman Sachs Group, Inc.	2,500	$ 265,050
Visa, Inc., Class A	3,500	194,600
		1,852,984
Firearms & Ammunition 1.76%		
Smith & Wesson Holding Corp.	20,000	120,400 *
Sturm Ruger & Co., Inc.	10,000	123,300 *
		243,700
Gas - Distribution 1.47%		
New Jersey Resources Corp.	6,000	203,880
Gold Mining 4.11%		
AngloGold Ashanti Ltd., Sponsored ADR	3,000	110,280
Gammon Gold, Inc.	24,000	155,280 *
Gold Fields Ltd., Sponsored ADR	27,000	306,180
		571,740
Internet 2.39%		
Akamai Technologies, Inc.	6,000	116,400 *
F5 Networks, Inc.	10,000	209,500 *
Stockhouse, Inc.	131,125	5,901 *
		331,801
Medical - Biomedical 2.15%		
Illumina, Inc.	8,000	297,920 *
Medical - Drugs 1.45%		
Mylan, Inc.	15,000	201,150 *
Medical - Products 1.71%		
The Cooper Companies, Inc.	9,000	237,960
Oil & Gas - Integrated 2.86%		
Chevron Corp.	2,500	168,100
Petroleo Brasileiro S.A., ADR	7,500	228,525
		396,625
Oil & Gas Drilling 0.78%		
Pride International, Inc.	6,000	107,880 *
Oil & Gas Equipment & Services 1.00%		
Weatherford International Ltd.	12,500	138,375 *

See notes to portfolios of investments.

15

Portfolio of Investments

COMMON STOCKS	Shares	Value
Oil & Gas Exploration & Production 4.95%		
Anadarko Petroleum Corp.	6,000	$ 233,340
Denbury Resources, Inc.	10,000	148,600 *
Linn Energy LLC	15,000	223,500
Range Resources Corp.	2,000	82,320
		687,760
Oil & Gas Field Services 0.88%		
Schlumberger Ltd.	3,000	121,860
Retail 5.06%		
Cabela's, Inc.	20,000	182,200 *
Copart, Inc.	8,000	237,280 *
The Home Depot, Inc.	12,000	282,720
		702,200
Retail - Discount 2.28%		
Family Dollar Stores, Inc.	9,500	317,015
Software Tools 1.02%		
VMware, Inc., Class A	6,000	141,720 *
Telecommunications 3.14%		
Ciena Corp.	11,000	85,580 *
QUALCOMM, Inc.	9,000	350,190
		435,770
Therapeutics 1.67%		
Gilead Sciences, Inc.	5,000	231,600 *
Tobacco 1.54%		
Philip Morris International, Inc.	6,000	213,480
Wireless Equipment 3.74%		
American Tower Corp., Class A	7,500	228,225 *
SBA Communications Corp., Class A	12,500	291,250 *
		519,475
Total Common Stocks		10,862,830
(cost $10,884,455)		

See notes to portfolios of investments.

Portfolio of Investments

March 31, 2009

REAL ESTATE INVESTMENT TRUST (REIT) 1.26%	Shares	Value	
Hatteras Financial Corp. (cost $164,102)	7,000	$ 174,930	
EXCHANGE-TRADED FUNDS (ETF) 8.75%			
Direxion Daily Financial Bull 3X Shares	10,000	55,300	
ProShares Ultra Financials	45,000	117,450	
Semiconductor HOLDRs Trust	13,500	252,450	
SPDR Gold Trust	1,800	162,504	*
SPDR KBW Insurance ETF	7,500	149,775	
SPDR S&P Homebuilders ETF	30,000	318,600	
SPDR Trust Series 1	2,000	158,880	
Total Exchange-Traded Funds (cost $1,207,581)		1,214,959	
PURCHASED OPTIONS 0.75%	**Contracts**		
Exchange-Traded Fund 0.11%			
ProShares Ultra QQQ, Strike Price 27, Call, Expiration May 2009 (premium $19,575)	50	14,750	
Index 0.64%			
The Standard & Poor's 100 Index, Strike Price 360, Call, Expiration June 2009 (premium $91,895)	25	89,500	
Total Purchased Options (cost $111,470)		104,250	
MASTER LIMITED PARTNERSHIP 0.37%	**Units**		
Financial Services 0.37%			
The Blackstone Group LP (cost $51,374)	7,000	50,750	*
Total Securities (cost $12,418,982)		12,407,719	

See notes to portfolios of investments.

Portfolio of Investments

March 31, 2009

REPURCHASE AGREEMENT 11.29%	Principal Amount	Value
Joint Tri-Party Repurchase Agreement, Morgan Stanley, 03/31/09, 0.07%, due 04/01/09, repurchase price $1,567,060, collateralized by U.S. Treasury securities held in a joint tri-party account (cost $1,567,057)	$ 1,567,057	$ 1,567,057
Total Investments 100.66%		13,974,776
(cost $13,986,039)		
Other assets and liabilities, net (0.66%)		(90,625)
NET ASSETS 100%		**$ 13,884,151**

CALL OPTIONS WRITTEN	Shares Subject To Call	Value
First Solar, Inc., Strike Price 160, Expiration Apr. 2009 (premiums received $3,842)	500	$ 890

See notes to portfolios of investments.

Portfolio of Investments

COMMON STOCKS 84.13%	Shares	Value
Aerospace/Defense 1.25%		
Aerovironment, Inc.	9,000	$ 188,100 *
TransDigm Group, Inc.	6,000	197,040 *
		385,140
Apparel 3.49%		
The Buckle, Inc.	22,500	718,425
True Religion Apparel, Inc.	30,000	354,300 *
		1,072,725
Applications Software 0.81%		
Ebix, Inc.	10,000	248,500 *
Cable & Wire Products 2.26%		
General Cable Corp.	35,000	693,700 *
Coal 1.22%		
Peabody Energy Corp.	15,000	375,600
Communications 1.64%		
AT&T, Inc.	20,000	504,000
E-Commerce 4.33%		
Amazon.com, Inc.	8,500	624,240 *
CYBERplex, Inc.	1,063,000	708,133 *
		1,332,373
E-Commerce/Services 2.79%		
Netflix, Inc.	20,000	858,400 *
Electronics & Components 2.57%		
Altera Corp.	32,500	570,375
NVIDIA Corp.	22,500	221,850 *
		792,225
Energy 3.02%		
First Solar, Inc.	7,000	928,900 *^
Engineering & Construction 0.67%		
Fluor Corp.	6,000	207,300
Entertainment 1.99%		
Activision Blizzard, Inc.	58,500	611,910 *

See notes to portfolios of investments.

Portfolio of Investments

COMMON STOCKS	Shares	Value
Financial Services 6.44%		
GMP Capital Trust	63,800	$ 360,249
Jovian Capital Corp.	685,000	134,452 *
Northern Trust Corp.	6,000	358,920
Stifel Financial Corp.	15,000	649,650 *
The Goldman Sachs Group, Inc.	4,500	477,090
		1,980,361
Food Products 1.85%		
CoolBrands International, Inc.	995,200	568,257 *
Gold & Copper Exploration and Development 0.03%		
New Gold, Inc.	4,338	8,394
Gold Mining 4.32%		
AngloGold Ashanti Ltd., Sponsored ADR	7,500	275,700
Barrick Gold Corp.	8,000	259,360
Gold Fields Ltd., Sponsored ADR	70,000	793,800
		1,328,860
Healthcare Services 2.44%		
Almost Family, Inc.	16,000	305,440 *
LHC Group, Inc.	20,000	445,600 *
		751,040
Insurance 1.00%		
Tower Group, Inc.	12,500	307,875
Internet 2.30%		
Rackspace Hosting, Inc.	15,000	112,350 *
Shanda Interactive Entertainment Ltd., Sponsored ADR	15,000	592,950 *
		705,300
Medical - Biomedical 4.63%		
Emergent Biosolutions, Inc.	20,000	270,200 *
Illumina, Inc.	20,000	744,800 *
Myriad Genetics, Inc.	9,000	409,230 *
		1,424,230
Medical - Drugs 0.66%		
Cephalon, Inc.	3,000	204,300 *
Medical - HMO 1.27%		
Humana, Inc.	15,000	391,200 *

See notes to portfolios of investments.

Portfolio of Investments

March 31, 2009

COMMON STOCKS	Shares	Value
Medical - Products 6.22%		
Alcon, Inc.	5,000	$ 454,550
Baxter International, Inc.	13,000	665,860
Bristol-Myers Squibb Co.	36,000	789,120
		1,909,530
Metal & Mineral Mining 0.11%		
Eastern Platinum Ltd.	108,800	34,945 *
Oil & Gas - Integrated 1.88%		
Petroleo Brasileiro S.A., ADR	19,000	578,930
Oil & Gas Drilling 1.78%		
Helmerich & Payne, Inc.	24,000	546,480
Oil & Gas Equipment & Services 1.89%		
Core Laboratories N.V.	4,000	292,640
Weatherford International Ltd.	26,000	287,820
		580,460
Oil & Gas Exploration & Production 2.48%		
Noble Energy, Inc.	9,000	484,920
XTO Energy, Inc.	9,000	275,580
		760,500
Oil & Gas Field Machinery 1.43%		
Cameron International Corp.	20,000	438,600 *
Pharmaceuticals 1.77%		
Pfizer, Inc.	40,000	544,800
Radio 6.13%		
Newfoundland Capital Corp. Ltd.	125,100	1,885,007
Restaurants 1.62%		
Chipotle Mexican Grill, Inc., Class A	7,500	497,850 *
Retail 3.22%		
PetMed Express, Inc.	60,000	988,800 *
Schools 2.49%		
ITT Educational Services, Inc.	6,300	764,946 *

See notes to portfolios of investments.

Portfolio of Investments

March 31, 2009

COMMON STOCKS	Shares	Value	
Software 1.34%			
BMC Software, Inc.	12,500	$ 412,500	*
Telecommunication Services 0.79%			
MasTec, Inc.	20,000	241,800	*
Total Common Stocks		25,865,738	
(cost $30,029,046)			
EXCHANGE-TRADED FUNDS (ETF) 8.24%			
Market Vectors Russia ETF	10,000	140,500	
ProShares Ultra Financials	80,000	208,800	
ProShares Ultra QQQ	10,000	270,100	
ProShares Ultra Russell2000	30,000	409,500	
Semiconductor HOLDRs Trust	27,000	504,900	
SPDR Gold Trust	4,000	361,120	*
SPDR KBW Bank ETF	18,000	249,480	
SPDR KBW Insurance ETF	19,500	389,415	
Total Exchange-Traded Funds		2,533,815	
(cost $2,523,781)			
WARRANTS 0.40%			
Gold & Copper Exploration and Development 0.00%			
New Gold, Inc., Warrants (April 2012)	23,500	559	*
Metal & Mineral Mining 0.40%			
Silver Wheaton Corp., Warrants (December 2010)	32,500	122,428	*
Total Warrants		122,987	
(cost $32,182)			
Total Securities		28,522,540	
(cost $32,585,009)			

See notes to portfolios of investments.

22

Portfolio of Investments

March 31, 2009

REPURCHASE AGREEMENT 5.59%	**Principal Amount**	**Value**
Joint Tri-Party Repurchase Agreement, Credit Suisse First Boston, 03/31/09, 0.15%, due 04/01/09, repurchase price $1,717,605, collateralized by U.S. Treasury securities held in a joint tri-party account (cost $1,717,598)	$ 1,717,598	$ 1,717,598
Total Investments 98.36%		30,240,138
(cost $34,302,607)		
Other assets and liabilities, net 1.64%		505,935
NET ASSETS 100%		**$ 30,746,073**

CALL OPTIONS WRITTEN	**Shares Subject To Call**	**Value**
First Solar, Inc., Strike Price 160, Expiration Apr. 2009 (premiums received $19,212)	2,500	$ 4,450

See notes to portfolios of investments.

Portfolio of Investments

March 31, 2009

COMMON STOCKS 78.92%	Shares	Value
Airports 3.22%		
Grupo Aeroportuario del Sureste S.A.B de C.V., ADR	22,000	$ 633,160
Building Products 2.57%		
Anhui Conch Cement Co. Ltd., H shares	50,000	276,868 *
Polaris Minerals Corp.	200,000	228,399 *
		505,267
Cable & Wire Products 1.26%		
General Cable Corp.	12,500	247,750 *
Coal 1.27%		
Peabody Energy Corp.	10,000	250,400
Commercial Services 2.32%		
Stantec, Inc.	25,000	455,000 *
Construction 2.66%		
Aecon Group, Inc.	30,000	238,392
China Communications Construction Co., Ltd., H shares	260,000	285,292
		523,684
Electric Generation 10.17%		
Compania Energetica de Minas Gerais, Sponsored ADR	32,161	475,340
CPFL Energia S.A., ADR	12,500	507,125
FirstEnergy Corp.	13,000	501,800
Huadian Power International Corp., Ltd., H shares	1,300,000	295,303
Vestas Wind Systems A/S	5,000	220,791 *
		2,000,359
Electric Utilities 8.45%		
Exelon Corp.	12,000	544,680
FPL Group, Inc.	22,000	1,116,060
		1,660,740
Electronics & Components 2.19%		
China High Speed Transmission Equipment Group Co., Ltd.	300,000	431,038
Energy 4.33%		
Energy Conversion Devices, Inc.	14,000	185,780 *
First Solar, Inc.	5,000	663,500 *^
		849,280
Engineering/Research & Development 6.67%		
ABB Ltd., Sponsored ADR	15,000	209,100

See notes to portfolios of investments.

24

COMMON STOCKS	Shares	Value
Engineering/Research & Development (Cont'd)		
Aecom Technology Corp.	8,000	$ 208,640 *
Fluor Corp.	15,000	518,250
Foster Wheeler AG	7,000	122,290 *
SNC-Lavalin Group, Inc.	10,000	254,173
		1,312,453
Environmental Control 1.74%		
Energy Recovery, Inc.	45,000	342,000 *
Gold Mining 1.73%		
Gold Fields Ltd., Sponsored ADR	30,000	340,200
Holding Company 2.44%		
Berkshire Hathaway, Inc., Class B	170	479,400 *
Internet 0.38%		
Rackspace Hosting, Inc.	10,000	74,900 *
Machinery 2.16%		
Lonking Holdings Ltd.	700,000	425,222
Metal & Mineral Mining 0.03%		
Eastern Platinum Ltd.	19,400	6,231 *
Oil & Gas Exploration & Production 0.12%		
Pacific Rubiales Energy Corp.	6,233	24,172 *
Public Thoroughfares 4.19%		
Anhui Expressway Co., Ltd., H shares	250,000	112,071
Compania de Concessoes Rodoviarias	40,000	359,638
Hopewell Highway Infrastructure Ltd.	100,000	55,866
Zhejiang Expressway Co., Ltd., H shares	400,000	294,778
		822,353
Steel Manufacturing 6.47%		
Compania Siderurgica Nacional S.A., Sponsored ADR	17,500	259,700
Gerdau S.A., Sponsored ADR	70,000	382,900
Mechel, Sponsored ADR	44,600	185,982
Novolipetsk Steel, GDR	26,000	309,400
POSCO, ADR	2,000	133,660
		1,271,642

See notes to portfolios of investments.

Portfolio of Investments

March 31, 2009

COMMON STOCKS	Shares	Value	
Telecommunication Services 0.77%			
MasTec, Inc.	12,500	$ 151,125	*
Telecommunications 5.85%			
AT&T, Inc.	25,000	630,000	
Mobile TeleSystems, Sponsored ADR	5,000	149,600	
Turkcell Iletisim Hizmetleri A.S., ADR	30,000	368,700	
		1,148,300	
Telephone - Integrated 1.84%			
Verizon Communications, Inc.	12,000	362,400	
Transport & Storage 2.95%			
Dalian Port (PDA) Co., Ltd., H shares	800,000	259,000	
Westshore Terminals Income Fund	45,000	319,759	
		578,759	
Transportation 1.48%			
China Railway Group Ltd., H shares	500,000	291,742	*
Water Treatment Systems 1.66%			
Hyflux Ltd.	300,000	325,857	
Total Common Stocks		15,513,434	
(cost $20,786,467)			

EXCHANGE-TRADED FUNDS (ETF) 2.16%

SPDR Gold Trust	3,000	270,840	*
Utilities Select Sector SPDR Fund	6,000	153,240	
Total Exchange-Traded Funds		424,080	
(cost $398,001)			

WARRANTS 0.06%

Building Products 0.06%			
Polaris Minerals Corp., Warrants (January 2011)	100,000	11,896	*
Oil & Gas Exploration & Production 0.00%			
Pacific Rubiales Energy Corp., Warrants (July 2012)	58	50	*

See notes to portfolios of investments.

		Value
Total Warrants		$ 11,946
(cost $9,379)		
MASTER LIMITED PARTNERSHIP 1.76%	**Units**	
Oil & Gas Transportation 1.76%		
NuStar Energy L.P.	7,500	345,825 *
(cost $339,574)		
Total Securities		16,295,285
(cost $21,533,421)		
REPURCHASE AGREEMENT 14.10%	**Principal Amount**	
Joint Tri-Party Repurchase Agreement, Credit Suisse First Boston, 03/31/09, 0.15%, due 04/01/09, repurchase price $2,771,285, collateralized by U.S. Treasury securities held in a joint tri-party account (cost $2,771,274)	$2,771,274	2,771,274
Total Investments 97.00%		19,066,559
(cost $24,304,695)		
Other assets and liabilities, net 3.00%		590,126
NET ASSETS 100%		**$ 19,656,685**

CALL OPTIONS WRITTEN	Shares Subject To Call	Value
First Solar, Inc., Strike Price 160, Expiration Apr. 2009 (premiums received $15,370)	2,000	$ 3,560

See notes to portfolios of investments.

Portfolio of Investments

COMMON STOCKS 72.17%	Shares	Value	
Agricultural Chemicals & Fertilizers 2.00%			
CF Industries Holdings, Inc.	60,000	$ 4,267,800	
Potash Corporation of Saskatchewan, Inc.	60,000	4,848,600	^
Spur Ventures, Inc.	274,867	47,957	*
		9,164,357	
Agricultural Operations 0.42%			
Agriterra Ltd.	41,127,308	1,913,492	*+
Chemicals 0.44%			
Methanex Corp.	259,800	2,029,038	
Coal 2.41%			
Bounty Mining Ltd.	22,000,000	305,866	*+
Coalcorp Mining, Inc.	5,782,661	481,525	*
CONSOL Energy, Inc.	99,624	2,514,510	
Peabody Energy Corp.	280,000	7,011,200	
Western Canadian Coal Corp., 144A	1,200,000	694,714	*
		11,007,815	
Diamond Mining & Exploration 0.02%			
Diamond Fields International Ltd.	22,400	622	*
Diamond Fields International Ltd., 144A	1,800,000	49,962	*
Rockwell Diamonds, Inc., 144A	950,000	37,670	*
Vaaldiam Resources Ltd.	1,044,001	20,699	*
		108,953	
Engineering/Research & Development 1.28%			
The Shaw Group, Inc.	215,000	5,893,150	*
Financial Services 0.35%			
Endeavour Financial Corp.	1,206,500	1,435,227	*
Jovian Capital Corp.	1,038,100	203,759	*
		1,638,986	
Food & Beverages 0.34%			
CoolBrands International, Inc.	2,714,200	1,549,803	*
General Metal & Mineral Mining 5.19%			
Atacama Minerals Corp.	1,025,000	325,152	*
Baja Mining Corp.	1,381,050	388,812	*
BHP Billiton Ltd., Sponsored ADR	120,000	5,352,000	
Calibre Mining Corp.	811,400	57,913	*
Canada Zinc Metals Corp.	1,000,000	182,402	*
Century Mining Corp.	225,911	25,082	*

See notes to portfolios of investments.

Portfolio of Investments

March 31, 2009

COMMON STOCKS	Shares	Value
General Metal & Mineral Mining (Cont'd)		
Companhia Vale do Rio Doce, ADR	350,000	$ 4,655,000
Crowflight Minerals, Inc.	1,129,000	174,595 *
Natasa Mining Ltd.	1,099,160	1,119,750 *+
Red Dragon Resources Corp.	3,720,000	398,271 *+
Revett Minerals, Inc.	5,048,000	360,300 *+
Rio Tinto plc, Sponsored ADR	75,000	10,054,500
Savant Explorations Ltd.	54,191	1,934 *
Selwyn Resources Ltd.	500,000	37,670 *
Starfield Resources, Inc.	1,000,000	118,958 *
Sterling Group Ventures, Inc.	500,000	3,000 *
Terrane Metals Corp.	2,337,000	389,207 *
Titanium Resources Group Ltd.	1,000,000	53,803 *
Toledo Mining Corp. plc	426,200	152,187 *
Verona Development Corp.	708,800	11,242 *@
		23,861,778
Gold & Copper Mining 4.79%		
Continental Minerals Corp.	1,026,227	491,504 *
Fortress Minerals Corp.	431,425	85,536 *
Freeport-McMoRan Copper & Gold, Inc.	310,000	11,814,100 *^
Los Andes Copper Ltd.	754,000	49,332 *
Lumina Copper Corp.	168,600	73,540 *
New Gold, Inc.	1,176,522	2,276,628 *
Northern Dynasty Minerals Ltd.	840,000	5,802,292 *
Northern Dynasty Minerals Ltd., 144A	155,000	1,070,661 *
Orsu Metals Corp.	1,476,050	111,206 *
Suramina Resources, Inc.	1,184,200	234,783 *
		22,009,582
Gold & Silver Mining 4.42%		
AngloGold Ashanti Ltd., Sponsored ADR	82,200	3,021,672
Canadian Gold Hunter Corp.	1,061,000	273,464 *
Chesapeake Gold Corp.	716,350	3,096,164 *
Corona Gold Ltd.	50,000	1,043 *@
Dundee Precious Metals, Inc.	1,250,000	1,358,103 *
Gold Fields Ltd., Sponsored ADR	480,000	5,443,200
Kinross Gold Corp.	1	18
Medoro Resources Ltd.	3,255,514	516,359 *
Olympus Pacific Minerals, Inc.	375,000	50,557 *
Planet Exploration, Inc.	160,000	22,206 *
Red Back Mining, Inc.	339,844	2,196,541 *
Red Back Mining, Inc., 144A	385,000	2,488,402 *
Rusoro Mining Ltd.	3,437,500	1,499,365 *
Rusoro Mining Ltd., 144A	433,333	189,011 *
Silk Road Resources Ltd.	240,000	39,018 *

See notes to portfolios of investments.

COMMON STOCKS	Shares	Value
Gold & Silver Mining (Cont'd)		
TVI Pacific, Inc.	6,037,428	$ 119,700 *
		20,314,823
Gold/Mineral Royalty Company 0.05%		
Aberdeen International, Inc.	1,274,750	232,517 *
Iron and Steel 0.43%		
Consolidated Thompson Iron Mines Ltd.	960,000	1,971,847 *
Oil & Gas - Integrated 13.73%		
LUKOIL, Sponsored ADR	195,000	7,312,500
Murphy Oil Corp.	170,000	7,610,900
Occidental Petroleum Corp.	220,000	12,243,000
PetroChina Co. Ltd., ADR	215,000	17,135,500
Petroleo Brasileiro S.A., ADR	405,000	12,340,350 ^
StatoilHydro ASA, Sponsored ADR	370,000	6,452,800
		63,095,050
Oil & Gas Drilling 4.60%		
ENSCO International, Inc.	120,000	3,168,000
Helmerich & Payne, Inc.	230,000	5,237,100
Nabors Industries Ltd.	465,000	4,645,350 *
Noble Corp.	145,000	3,493,050
Rowan Co., Inc.	185,000	2,214,450 *
Vantage Drilling Co.	2,394,580	2,370,634 *
		21,128,584
Oil & Gas Equipment & Services 0.90%		
Weatherford International Ltd.	375,000	4,151,250 *
Oil & Gas Exploration & Production - Junior 9.79%		
Americas Petrogas, Inc.	4,325,000	600,242 *
Bankers Petroleum Ltd.	1,016,667	1,419,036 *
BNK Petroleum, Inc.	140,000	20,540 *
Cano Petroleum, Inc.	2,650,000	1,139,500 *+
Carrizo Oil & Gas, Inc.	325,000	2,886,000 *
Coastal Energy Co.	1,322,000	2,463,777 *
Gran Tierra Energy, Inc.	2,700,000	6,777,000 *
Green Dragon Gas Ltd.	828,831	5,283,798 *
Ivanhoe Energy, Inc.	1,730,000	2,099,132 *
Legacy Energy LLC, 144A (RS)	2,631,580	5,157,897 *@
North Peace Energy Corp.	3,233,400	1,538,554 *+
Pacific Rubiales Energy Corp.	2,999,500	11,632,146 *
Penn Virginia Corp.	364,600	4,003,308

See notes to portfolios of investments.

COMMON STOCKS	Shares	Value	
Oil & Gas Exploration & Production - Junior (Cont'd)			
Royalite Petroleum Co., Inc.	2,266,333	$ 14,731	*
		45,035,661	
Oil & Gas Exploration & Production - Senior 16.35%			
Arena Resources, Inc.	300,000	7,644,000	*
Chesapeake Energy Corp.	48,000	818,880	
Concho Resources, Inc.	165,000	4,222,350	*
Petrohawk Energy Corp.	605,000	11,634,150	*
Pioneer Natural Resources Co.	200,000	3,294,000	
Quicksilver Resources, Inc.	500,000	2,770,000	*^
Range Resources Corp.	340,000	13,994,400	^
Southwestern Energy Co.	295,000	8,758,550	*
Ultra Petroleum Corp.	175,000	6,280,750	*
Whiting Petroleum Corp.	175,000	4,523,750	*
XTO Energy, Inc.	365,000	11,176,300	
		75,117,130	
Oil & Gas Refining and Marketing 0.12%			
Value Creation, Inc. (RS)	336,880	559,441	*@
Platinum Group Metals 2.85%			
Anooraq Resources Corp.	725,000	465,720	*
Beartooth Platinum Corp.	2,657,500	21,075	*
Eastern Platinum Ltd.	12,336,186	3,962,215	*
Impala Platinum Holdings Ltd., Sponsored ADR	475,000	8,018,000	
Ivanhoe Nickel and Platinum Ltd. (RS)	15,000	12,411	*@
Osmium Holdings S.A. (RS)	104	0	*@
Platinum Group Metals Ltd.	492,700	621,272	*
		13,100,693	
Steel - Producers 1.45%			
POSCO, ADR	100,000	6,683,000	
Sugar/Ethanol 0.07%			
Bioenergy Africa Ltd.	8,750,000	298,159	*+
Infinity Bio-Energy Ltd.	682,400	40,944	*
		339,103	
Uranium 0.17%			
Govi Uranium, Inc. (RS)	750,000	735,000	*@
GoviEx IP Holdings, Inc. (RS)	750,000	15,000	*@
UMC Energy plc	1,000,000	52,010	*

See notes to portfolios of investments.

COMMON STOCKS	Shares	Value	
Uranium (Cont'd)			
Uranium North Resources Corp.	12,500	$ 843	*
		802,853	
Total Common Stocks		331,708,906	
(cost $496,889,445)			
PREFERRED STOCK 0.00%			
Oil & Gas Exploration & Production - Junior 0.00%			
Trident Resources Corp., Series B, Preferred Stock (RS)	80,000	0	*@
(cost $5,000,000)			
EXCHANGE-TRADED FUNDS (ETF) 4.98%			
SPDR Gold Trust	225,000	20,313,000	*
Utilities Select Sector SPDR Fund	100,000	2,554,000	
Total Exchange-Traded Funds		22,867,000	
(cost $20,928,596)			
WARRANTS 5.39%			
Coal 0.05%			
Bounty Mining Ltd., Warrants (December 2011)	5,500,000	49,703	*
Coalcorp Mining, Inc., Warrants (February 2011)	1,228,071	4,870	*
Coalcorp Mining, Inc., Warrants (August 2011)	885,500	3,511	*
Coalcorp Mining, Inc., Warrants (June 2013)	3,803,000	90,479	*
Western Canadian Coal Corp., Warrants (June 2012)	425,000	92,688	*
		241,251	
Diamond Mining & Exploration 0.00%			
Rockwell Diamonds, Inc., Warrants (November 2009)	950,000	0	*@
General Metal & Mineral Mining 0.06%			
Baja Mining Corp., Warrants (April 2009)	22,070	88	*
Baja Mining Corp., Warrants (April 2011)	1,055,500	0	*@
Stingray Copper, Inc., Warrants (April 2009)	1,000,000	3,965	*
Terrane Metals Corp., Warrants (June 2012)	562,500	26,766	*

See notes to portfolios of investments.

WARRANTS	Shares	Value	
General Metal & Mineral Mining (Cont'd)			
Thompson Creek Metals Co. Inc., Warrants (October 2011)	240,291	$ 219,148	*
		249,967	
Gold & Copper Mining 0.16%			
New Gold, Inc., Warrants (April 2012)	1,478,000	35,164	*
New Gold, Inc., Warrants (November 2012)	5,394,000	427,773	*
New Gold, Inc., Warrants (June 2017)	822,570	254,413	*
Orsu Metals Corp., Warrants (April 2010)	950,000	3,767	*
Orsu Metals Corp., Warrants (March 2011)	660,000	10,468	*
		731,585	
Gold & Silver Mining 4.40%			
Chesapeake Gold Corp., Warrants (February 2012)	91,023	144,372	*
Dundee Precious Metals, Inc., Warrants (November 2015)	625,000	262,699	*
Goldcorp, Inc., Warrants (June 2011)	1,455,966	12,932,170	*
Medoro Resources Ltd., Warrants (March 2010)	1,125,000	0	*@
Rusoro Mining Ltd., Warrants (November 2011)	216,667	0	*@
Rusoro Mining Ltd., Warrants (November 2012)	3,150,000	212,340	*
Silver Wheaton Corp., Warrants (December 2010)	1,385,840	5,220,461	*
Silver Wheaton Corp., Warrants (September 2013)	239,044	439,841	*
Yamana Gold, Inc., Warrants (February 2010)	712,643	1,005,991	*
		20,217,874	
Gold/Mineral Royalty Companies 0.01%			
Aberdeen International, Inc., Warrants (July 2012)	500,000	28,748	*
Oil & Gas Drilling 0.03%			
Vantage Drilling Co., Warrants (May 2011)	2,461,400	147,684	*
Oil & Gas Exploration & Production - Junior 0.67%			
Americas Petrogas, Inc., Warrants (June 2009)	2,162,500	0	*@
Bankers Petroleum Ltd., Warrants (November 2009) 144A	984,866	212,836	*
Coastal Energy Co., Warrants (July 2010)	250,000	0	*@
Energy XXI Bermuda Ltd., Warrants (October 2009)	790,000	319,950	*
Foothills Resources, Inc., Warrants (September 2011)	633,334	0	*@
Gran Tierra Energy, Inc., Warrants (June 2012)	1,550,000	2,263,000	*@
North Peace Energy Corp., Warrants (February 2010)	1,616,700	0	*@
Pacific Rubiales Energy Corp., Warrants (July 2012)	347,749	297,846	*
Trident Resources Corp., Warrants (March 2013) (RS)	80,000	0	*@
		3,093,632	
Uranium 0.01%			
Denison Mines Corp., Warrants (March 2011)	231,050	65,048	*

See notes to portfolios of investments.

Portfolio of Investments

March 31, 2009

		Value
Total Warrants		$ 24,775,789
(cost $37,152,273)		

PURCHASED OPTION 0.00%	**Contracts**	
Gold & Silver Mining 0.00%		
Goldcorp, Inc., Strike Price 15, Put, Expiration Apr. 2009 (premium $413,467)	1,703	1,703

MASTER LIMITED PARTNERSHIPS 5.47%	**Units**	
Oil & Gas Transportation 1.00%		
NuStar Energy L.P.	100,000	4,611,000
Pipelines 4.47%		
El Paso Pipeline Partners, L.P.	210,000	3,612,000
Enterprise Products Partners, L.P.	335,000	7,453,750
ONEOK Partners, L.P.	115,000	4,674,750
Plains All American Pipeline, L.P.	130,000	4,778,800
		20,519,300
Total Master Limited Partnerships		25,130,300
(cost $24,824,838)		

CONVERTIBLE DEBENTURE 0.55%	**Principal Amount**	
Coal 0.55%		
Western Canadian Coal Corp., 7.50%, maturity 03/24/11 (cost $3,073,403)	$ 4,000,000	2,521,908

NOTES 1.38%		
Coal 0.38%		
Coalcorp Mining, Inc., 12.00%, maturity 08/31/11	2,999,000	1,724,425

See notes to portfolios of investments.

Portfolio of Investments

NOTES	Principal Amount	Value
Gold & Copper Mining 1.00%		
New Gold, Inc., 10.00%, maturity 06/28/17	$ 7,000,000	$ 4,579,880
Total Notes		6,304,305
(cost $9,538,611)		
Total Securities		413,309,911
(cost $597,820,633)		
REPURCHASE AGREEMENTS 10.42%		
Joint Tri-Party Repurchase Agreement, Credit Suisse First Boston, 03/31/09, 0.15%, due 04/01/09, repurchase price $17,902,687, collateralized by U.S. Treasury securities held in a joint tri-party account (cost $17,902,613)	17,902,613	17,902,613
Joint Tri-Party Repurchase Agreement, UBS Financial Services, Inc., 03/31/09, 0.10%, due 04/01/09, repurchase price $30,000,083, collateralized by U.S. Treasury securities held in a joint tri-party account (cost $30,000,000)	30,000,000	30,000,000
Total Repurchase Agreements		47,902,613
(cost $47,902,613)		
Total Investments 100.36%		461,212,524
(cost $645,723,246)		
Other assets and liabilities, net (0.36%)		(1,625,067)
NET ASSETS 100%		**$ 459,587,457**

CALL OPTIONS WRITTEN	Shares Subject To Call	Value
Freeport-McMoRan Copper & Gold, Inc., Strike Price 50, Expiration Jan. 2010	100,000	$ 535,000

See notes to portfolios of investments.

Portfolio of Investments

March 31, 2009

CALL OPTIONS WRITTEN	Shares Subject To Call	Value
Petroleo Brasileiro S.A., ADR, Strike Price 42.50, Expiration Jan. 2010	75,000	$ 225,000
Potash Corporation of Saskatchewan, Inc., Strike Price 80, Expiration April 2009	30,000	180,000
Quicksilver Resources, Inc., Strike Price 7.5, Expiration Jan. 2010	500,000	680,000
Range Resources Corp., Strike Price 45, Expiration June 2009	100,000	350,000
Total Call Options Written		$ 1,970,000

(premiums received $1,947,688)

See notes to portfolios of investments.

Portfolio of Investments

March 31, 2009

COMMON STOCKS 73.40%	Shares	Value	
Agricultural Operations 0.30%			
Agriterra Ltd.	26,420,000	$ 1,229,219	*+
Diamond Mining & Exploration 0.20%			
Diagem, Inc.	406,350	5,317	*@
Diamond Fields International Ltd.	448,600	12,452	*
Diamonds North Resources Ltd.	2,804,200	344,701	*
Metalex Ventures Ltd.	204,000	7,280	*
Olivut Resources Ltd.	664,000	121,115	*
Rockwell Diamonds, Inc.	123,800	4,909	*
Rockwell Diamonds, Inc., 144A	2,575,000	102,106	*
Shore Gold, Inc.	1,126,500	245,678	*
Vaaldiam Resources Ltd.	1,513,999	30,017	*
		873,575	
Financial Services 1.37%			
Endeavour Financial Corp.	2,060,000	2,450,533	*
GMP Capital Trust	490,100	2,767,367	
Jovian Capital Corp.	1,975,100	387,674	*
		5,605,574	
Gold/Mineral Exploration & Development 22.84%			
African Gold Group, Inc.	1,084,400	85,999	*
Amarc Resources Ltd.	695,545	91,015	*
Andean Resources Ltd.	5,357,356	5,755,126	*
Andina Minerals, Inc.	1,251,000	1,636,980	*
Atikwa Minerals Corp.	3,062,333	103,215	*+
AuEx Ventures, Inc.	761,000	1,436,361	*
Bendigo Mining NL	1,500,000	255,698	*
Brazauro Resources Corp.	2,402,000	933,407	*
Canadian Gold Hunter Corp.	1,980,400	510,433	*
Candente Resource Corp.	300,000	88,029	*
Carnavale Resources Ltd.	3,500,000	450,110	*+
Carpathian Gold, Inc.	1,187,800	226,077	*
Centamin Egypt Ltd.	3,350,000	2,872,226	*
Chesapeake Gold Corp.	2,005,719	8,668,994	*+
Continental Minerals Corp.	758,946	361,131	*
Continental Precious Minerals, Inc.	267,000	89,992	*
Corona Gold Ltd.	812,500	16,944	*@
Corriente Resources, Inc., Class A	450,000	2,109,124	*
Crystallex International Corp.	2,150,000	559,000	*
Detour Gold Corp.	410,074	3,606,583	*
Eastmain Resources, Inc.	620,000	506,444	*
Entree Gold, Inc.	1,020,000	1,294,262	*
Erdene Resource Development Corp.	731,500	145,029	*
EXMIN Resources, Inc.	1,424,000	33,879	*
EXMIN Resources, Inc., 144A	1,000,000	23,792	*

See notes to portfolios of investments.

Portfolio of Investments

March 31, 2009

COMMON STOCKS	Shares	Value	
Gold/Mineral Exploration & Development (Cont'd)			
Farallon Resources Ltd.	850,000	$ 117,967	*
First Point Minerals Corp.	2,423,000	72,059	*
Fortress Minerals Corp.	910,000	180,420	*
Fortress Minerals Corp. (RS)	1,400,000	263,690	@
Gold Summit Corp.	273,000	1,624	*
Golden Odyssey Mining, Inc.	1,646,500	163,220	*
Grandview Gold, Inc.	1,513,000	131,987	*
Grayd Resource Corp.	2,050,000	634,046	*
Great Basin Gold Ltd.	2,208,500	2,837,361	*
Greystar Resources Ltd.	625,500	2,033,824	*
Guyana Goldfields, Inc.	1,415,000	3,299,179	*
Hainan Mining Corp. (RS)	2,018,700	289,633	*@
Helio Resource Corp.	335,000	102,284	*
Inca Pacific Resources, Inc.	337,000	74,832	*
Inter-Citic Minerals, Inc.	120,000	37,591	*
Ivanhoe Mines Ltd.	600,000	3,701,971	*
Ivanhoe Nickel and Platinum Ltd. (RS)	135,000	111,699	*@
Kings Minerals NL	15,275,000	754,555	*
Lake Shore Gold Corp.	1,020,000	1,261,906	*
Leyshon Resources Ltd.	2,220,000	103,476	*
Linear Gold Corp.	1,545,000	1,421,309	*
MAG Silver Corp.	371,800	1,660,045	*
Marengo Mining Ltd.	1,300,000	49,710	*
Medoro Resources Ltd.	3,732,942	592,084	*
Metallic Ventures Gold, Inc.	1,365,000	698,224	*
Metorex Ltd.	450,000	78,542	*
Mindoro Resources Ltd.	1,484,000	147,111	*
Mindoro Resources Ltd., 144A	1,500,000	148,697	*
Mirasol Resources Ltd.	649,500	87,565	*
Moss Lake Gold Mines Ltd.	3,162,000	426,298	*+
Moto Goldmines Ltd.	2,131,000	4,934,787	*
Moydow Mines International, Inc.	495,000	35,330	*
Nautilus Minerals, Inc.	252,000	247,813	*
New Pacific Metals Corp.	642,700	458,726	*
Northern Dynasty Minerals Ltd.	661,650	4,570,341	*
Northern Dynasty Minerals Ltd., 144A	195,000	1,346,961	*
Olympus Pacific Minerals, Inc.	1,539,000	207,486	*
Osisko Mining Corp.	800,000	3,648,044	*
Oxus Gold plc	200,000	25,070	*
Pacific North West Capital Corp.	1,727,466	130,147	*
Pacific Rim Mining Corp.	5,330,713	904,174	*
Paragon Minerals Corp.	174,000	6,900	*
Paramount Gold and Silver Corp.	857,500	644,171	*
Pelangio Mines, Inc.	1,560,000	136,088	*
Planet Exploration, Inc.	1,020,500	141,629	*
Platte River Gold U.S., Inc. (RS)	1,098,900	1,334,825	*@
Premier Gold Mines Ltd.	380,000	602,720	*

See notes to portfolios of investments.

Portfolio of Investments

March 31, 2009

COMMON STOCKS	Shares	Value	

Gold/Mineral Exploration & Development (Cont'd)

Q2 Gold Resources, Inc. (RS)	201,333	$ 0	*@
Radius Gold, Inc.	1,698,200	269,352	*
Reunion Gold Corp.	2,129,500	181,547	*
Romarco Minerals, Inc.	21,592,906	9,589,617	*+
Rubicon Minerals Corp., 144A	1,449,600	2,253,234	*
San Anton Resource Corp.	1,298,200	293,419	*
San Gold Corp.	682,100	1,011,560	*
Simberi Mining Corp.	1,262,000	7,506	*
Solitario Exploration & Royalty Corp.	941,100	1,175,489	*
Southwestern Resources Corp.	20,000	7,693	*
St Andrew Goldfields Ltd.	927,549	250,102	*
Staccato Gold Resources Ltd.	3,091,500	245,172	*
Strongbow Exploration, Inc.	880,500	36,660	*
Terrane Metals Corp.	9,035,000	1,504,698	*+
Verena Minerals Corp.	1,741,000	214,009	*
Verona Development Corp.	48,500	769	*@
VG Gold Corp.	5,926,510	329,003	*+
Victoria Gold Corp.	1,350,000	374,717	*
Virginia Mines, Inc.	630,000	1,898,569	*
Wesdome Gold Mines Ltd.	451,700	555,244	*
West Timmins Mining, Inc.	1,250,000	614,616	*
		93,530,947	

Gold/Mineral Royalty Companies 2.37%

Aberdeen International, Inc.	2,386,000	435,212	*
Gold Wheaton Gold Corp.	3,750,000	560,094	*
International Royalty Corp.	670,000	1,338,990	
Royal Gold, Inc.	157,800	7,378,728	
		9,713,024	

Intermediate & Junior Gold Producers 25.82%

Aurizon Mines Ltd.	137,800	620,100	*
B2Gold Corp.	748,925	362,302	*
Centerra Gold, Inc.	175,000	623,141	*
Century Mining Corp.	2,634,809	292,536	*
DRDGOLD Ltd., Sponsored ADR	182,500	1,542,125	
Dundee Precious Metals, Inc.	2,497,000	2,712,946	*
Golden Star Resources Ltd.	1,200,000	1,752,000	*
IAMGOLD Corp.	235,100	2,028,540	^
Jaguar Mining, Inc.	2,363,961	14,004,353	*
Kingsgate Consolidated Ltd.	427,776	1,555,284	*
New Gold, Inc.	2,193,466	4,244,189	*
Northgate Minerals Corp.	360,000	482,400	*
Orsu Metals Corp.	3,008,000	226,623	*
Randgold Resources Ltd., ADR	856,600	46,556,210	^
Red Back Mining, Inc.	794,806	5,137,134	*

See notes to portfolios of investments.

39

COMMON STOCKS	Shares	Value	

Intermediate & Junior Gold Producers (Cont'd)

Red Back Mining, Inc., 144A	770,000	$ 4,976,803	*
Resolute Mining Ltd.	800,000	456,222	*
Rusoro Mining Ltd.	7,306,000	3,186,724	*
Rusoro Mining Ltd., 144A	1,120,000	488,521	*
SEMAFO, Inc.	938,800	1,511,372	*
Sino Gold Mining Ltd.	1,585,610	5,841,590	*
St Barbara Ltd.	5,405,344	1,601,070	*
TVI Pacific, Inc.	15,255,856	302,467	*
Zhaojin Mining Industry Co., Ltd., H shares	3,678,450	5,222,226	
		105,726,878	

Internet 0.02%

Stockhouse, Inc.	1,027,000	78,408	*

Metal & Mineral Mining & Exploration 2.62%

AMT International Mining	1,000,000	10,700	*@
Avion Resources Corp.	3,900,000	1,051,588	+
Baja Mining Corp.	685,450	192,977	*
Breakwater Resources Ltd.	450,000	41,040	*
Brilliant Mining Corp.	317,800	31,504	*
Calibre Mining Corp.	2,378,400	169,758	*
Dia Bras Exploration, Inc.	1,375,800	65,465	*
Freewest Resources Canada, Inc.	1,090,000	229,073	*
Independence Group NL	363,950	654,656	
JNR Resources, Inc.	456,800	96,001	*
Linear Metals Corp.	1,004,410	51,776	*
Lundin Mining Corp.	1,386,000	2,198,343	*
Mineral Deposits Ltd.	1,000,000	466,272	*
Mines Management, Inc.	887,830	1,704,276	*
Natasa Mining Ltd.	503,045	494,951	*
North American Tungsten Corp.	1,282,000	198,255	*
North Arrow Minerals, Inc.	261,500	31,107	*
Odyssey Resources Ltd.	414,900	38,662	*
Red Hill Energy, Inc.	145,000	48,297	*
Revett Minerals, Inc.	3,194,500	228,007	*
Ridge Mining plc	1,653,000	1,487,629	*
Stingray Copper, Inc.	300,000	58,289	*
Suramina Resources, Inc.	1,347,700	267,199	*
Taseko Mines Ltd.	359,000	444,141	*
Toledo Mining Corp. plc	432,900	154,580	*
Uranium North Resources Corp.	517,035	34,853	*
Wallbridge Mining Co. Ltd.	1,541,000	131,375	*
Western Copper Corp.	504,400	150,006	*
		10,730,780	

See notes to portfolios of investments.

Portfolio of Investments

COMMON STOCKS	Shares	Value
Oil & Gas Exploration & Production 1.08%		
Big Sky Energy Corp.	2,000,000	$ 2,000 *
Pacific Rubiales Energy Corp.	1,138,232	4,414,096 *
		4,416,096
Platinum Group Metals 2.15%		
Anooraq Resources Corp.	3,485,000	2,238,669 *
Beartooth Platinum Corp.	5,478,500	43,447 *
Eastern Platinum Ltd.	16,410,475	5,270,822 *
Osmium Holdings S.A. (RS)	891	0 *@
Platinum Group Metals Ltd.	1,000,000	1,260,954 *
		8,813,892
Senior Gold Producers 12.52%		
Agnico-Eagle Mines Ltd.	147,320	8,466,855
Agnico-Eagle Mines Ltd. (RS)	220,000	12,522,400 @
AngloGold Ashanti Ltd., Sponsored ADR	197,000	7,241,720
Barrick Gold Corp.	63,100	2,045,702
Gold Fields Ltd.	183,000	2,058,012
Gold Fields Ltd., Sponsored ADR	310,000	3,515,400
Harmony Gold Mining Co., Ltd., Sponsored ADR	220,000	2,406,800 *
Kinross Gold Corp.	308,254	5,508,499
Lihir Gold Ltd., Sponsored ADR	255,300	5,797,863 *
Polyus Gold Co., Sponsored ADR	72,000	1,663,200
		51,226,451
Silver Mining 1.85%		
ECU Silver Mining, Inc.	1,090,000	397,637 *
Hecla Mining Co.	410,000	820,000 *
Silvercorp Metals, Inc.	2,813,020	6,335,681
		7,553,318
Sugar/Ethanol 0.05%		
Bioenergy Africa Ltd.	5,750,000	195,933 *+
Wireless Equipment 0.21%		
Active Control Technology, Inc.	4,575,000	870,772 *
Total Common Stocks		300,564,867
(cost $448,220,219)		

EXCHANGE-TRADED FUNDS (ETF) 1.65%

ETFS Physical Platinum	24,000	2,663,358 *

See notes to portfolios of investments.

Portfolio of Investments

EXCHANGE-TRADED FUNDS (ETF)	Shares	Value	
SPDR Gold Trust	45,600	$ 4,116,768	*
Total Exchange-Traded Funds		6,780,126	
(cost $5,789,939)			

CLOSED-END FUND 0.33%

	Shares	Value
ASA Ltd.	25,000	1,336,250
(cost 1,064,375)		

WARRANTS 16.46%

Diamond Mining & Exploration 0.00%

	Shares	Value	
Rockwell Diamonds, Inc., Warrants (November 2009)	2,575,000	0	*@

Financial Services 0.12%

	Shares	Value	
Endeavour Financial Corp., Warrants (February 2014)	1,084,000	455,625	*

Gold/Mineral Exploration & Development 0.52%

	Shares	Value	
Carnavale Resources Ltd., Warrants (June 2009)	3,348,857	69,839	*
Chesapeake Gold Corp., Warrants (February 2012)	324,974	515,443	*
Crystallex International Corp., Warrants (August 2009)	162,500	0	*@
Fortress Minerals Corp., Warrants (December 2010) (RS)	1,400,000	0	*@
Hainan Mining Corp., Warrants (May 2009) (RS)	313,700	0	*@
Hainan Mining Corp., Warrants (August 2011) (RS)	1,705,000	0	*@
Medoro Resources Ltd., Warrants (March 2010)	1,250,000	0	*@
Mindoro Resources Ltd., Warrants (May 2009)	1,500,000	0	*@
Osisko Mining Corp., Warrants (November 2009)	547,000	173,520	*
Platte River Gold U.S., Inc., Warrants (February 2010) (RS)	75,200	0	*@
Romarco Minerals, Inc., Warrants (July 2009)	2,430,000	597,407	*@
Romarco Minerals, Inc., Warrants (April 2010)	2,650,000	735,557	*@
Staccato Gold Resources Ltd., Warrants (August 2009)	3,000,000	0	*@
Terrane Metals Corp., Warrants (June 2012)	219,000	10,420	*
US Gold Corp., Warrants (February 2011)	39,000	10,980	*
		2,113,166	

Gold/Mineral Royalty Companies 0.10%

	Shares	Value	
Franco-Nevada Corp., Warrants (March 2012)	89,000	405,845	*

Intermediate & Junior Gold Producers 0.47%

	Shares	Value	
Dundee Precious Metals, Inc., Warrants (November 2015)	1,125,000	472,858	*
GBS Gold International, Inc., Warrants (May 2010)	630,000	0	*@
New Gold, Inc., Warrants (April 2012)	6,531,600	155,397	*
New Gold, Inc., Warrants (November 2012)	4,470,000	354,495	*

See notes to portfolios of investments.

42

Portfolio of Investments

WARRANTS	Shares	Value	
Intermediate & Junior Gold Producers (Cont'd)			
New Gold, Inc., Warrants (June 2017)	1,452,430	$ 449,223	*
Orsu Metals Corp., Warrants (April 2010)	2,476,000	9,818	*
Orsu Metals Corp., Warrants (March 2011)	4,112,000	65,220	*
Rusoro Mining Ltd., Warrants (November 2011)	600,000	0	*@
Rusoro Mining Ltd., Warrants (November 2012)	6,312,750	425,539	*
		1,932,550	
Metal & Mineral Mining & Exploration 0.14%			
Avion Resources Corp., Warrants (May 2010)	1,950,000	0	*@
Baja Mining Corp., Warrants (April 2009)	410,090	1,626	*
Baja Mining Corp., Warrants (April 2011)	527,750	0	*@
Coalcorp Mining, Inc., Warrants (February 2011)	113,214	449	*
Denison Mines Corp., Warrants (November 2009)	97,600	9,869	*
Denison Mines Corp., Warrants (March 2011)	196,295	55,264	*
Mines Management, Inc., Warrants (April 2012)	702,300	252,828	*
Thompson Creek Metals Co. Inc., Warrants (October 2011)	340,900	310,904	*
		630,940	
Oil & Gas Exploration & Production 0.24%			
Pacific Rubiales Energy Corp., Warrants (July 2012)	1,151,775	986,492	*
Senior Gold Producers 12.09%			
Agnico-Eagle Mines Ltd., Warrants (December 2013) (RS)	110,000	1,063,700	*@
Goldcorp, Inc., Warrants (June 2011)	3,943,638	35,029,835	*
Kinross Gold Corp., Warrants (September 2011)	1,577,820	3,916,552	*
Kinross Gold Corp., Warrants (September 2013)	873,171	4,134,050	*
Yamana Gold, Inc., Warrants (February 2010)	3,788,263	5,347,641	*
		49,491,778	
Silver Mining 2.78%			
Hecla Mining Co., Warrants (August 2014)	315,250	0	*@
Silver Wheaton Corp., Warrants (December 2010)	2,819,120	10,619,628	*
Silver Wheaton Corp., Warrants (September 2013)	421,795	776,103	*
		11,395,731	
Total Warrants		67,412,127	
(cost $87,666,003)			

SPECIAL WARRANTS 0.00%

Gold/Mineral Exploration & Development 0.00%

Western Exploration & Development Ltd., 144A, Special Warrants (RS)			
(cost $300,000)	600,000	$ 0	*@

See notes to portfolios of investments.

Portfolio of Investments

March 31, 2009

PURCHASED OPTIONS 0.00%	Contracts	Value
Senior Gold Producers 0.00%		
Goldcorp, Inc., Strike Price 15, Put, Expiration Apr. 2009 (premium $1,138,196)	4,697	4,697
Silver Mining 0.00%		
Hecla Mining Co., Strike Price 10, Call, Expiration Jan. 2010 (premium $889,136)	1,600	8,000
Total Purchased Options		12,697
(cost $2,027,332)		

NOTES 1.08%	Principal Amount	
Intermediate & Junior Gold Producers 1.02%		
GBS Gold International, Inc., 12.00%, maturity 05/27/11 (RS)	$ 3,483,162	1,795,516 @
New Gold, Inc., 10.00%, maturity 06/28/17	3,610,000	2,361,910
		4,157,426
Metal & Mineral Mining & Exploration 0.06%		
Mercator Minerals Ltd., 11.50%, maturity 02/16/12	400,000	246,020 *
Total Notes		4,403,446
(cost $6,808,622)		
Total Securities		380,509,513
(cost $551,876,490)		

REPURCHASE AGREEMENT 6.87%

Joint Tri-Party Repurchase Agreement, Merrill Lynch, 03/31/09, 0.02%, due 04/01/09, repurchase price $28,117,012, collateralized by U.S. Treasury securities held in a joint tri-party account (cost $28,116,997)	28,116,997	28,116,997
Total Investments 99.79%		$ 408,626,510
(cost $579,993,487)		
Other assets and liabilities, net 0.21%		864,355
NET ASSETS 100%		**$ 409,490,865**

See notes to portfolios of investments.

Portfolio of Investments

CALL OPTIONS WRITTEN	Shares Subject To Call	Value
IAMGOLD Corp., Strike Price 10, Call, Expiration June 2009	133,100	$ 93,170
Randgold Resources Ltd., Strike Price 55, Call, Expiration April 2009	11,100	29,970
Total Call Options Written		$ 123,140

(premiums received $72,930)

See notes to portfolios of investments.

COMMON STOCKS 66.29%	Shares	Value	
Diamond Mining & Exploration 0.00%			
Diamond Fields International Ltd.	21,600	$ 600	*
Financial Services 0.76%			
Endeavour Financial Corp.	770,000	915,976	*
GMP Capital Trust	110,000	621,119	
		1,537,095	
Gold Mining 58.61%			
Agnico-Eagle Mines Ltd.	86,480	4,954,576	
Agnico-Eagle Mines Ltd. (RS)	140,000	7,968,800	@
Alamos Gold, Inc.	75,000	539,474	*
AngloGold Ashanti Ltd., Sponsored ADR	311,000	11,432,360	
Aurizon Mines Ltd.	59,021	265,594	*
Barrick Gold Corp.	157,000	5,089,940	
Centerra Gold, Inc.	350,000	1,246,283	*
Century Mining Corp.	509,512	56,570	*
Compania de Minas Buenaventura S.A., ADR	135,000	3,237,300	
DRDGOLD Ltd., Sponsored ADR	500,000	4,225,000	
Dundee Precious Metals, Inc.	2,100,000	2,281,613	*
Eldorado Gold Corp.	360,000	3,240,000	*
Gold Fields Ltd.	95,000	1,068,367	
Gold Fields Ltd., Sponsored ADR	521,500	5,913,810	
Goldcorp, Inc.	6,023	200,686	
Golden Star Resources Ltd.	1,200,000	1,752,000	*
Harmony Gold Mining Co., Ltd., Sponsored ADR	395,000	4,321,300	*
IAMGOLD Corp.	162,100	1,395,365	^
Jaguar Mining, Inc.	1,078,295	6,387,933	*
Kingsgate Consolidated Ltd.	309,625	1,125,717	*
Kinross Gold Corp.	247,249	4,418,340	
Lihir Gold Ltd., Sponsored ADR	170,488	3,871,782	*
New Gold, Inc.	1,043,237	2,018,449	*
Newmont Mining Corp.	110,000	4,923,600	
Northgate Minerals Corp.	720,000	964,800	*
Polyus Gold Co., Sponsored ADR	108,000	2,494,800	
Randgold Resources Ltd., ADR	300,000	16,305,000	^
Red Back Mining, Inc.	680,300	4,397,038	*
Red Back Mining, Inc., 144A	245,000	1,583,528	*
Rusoro Mining Ltd.	1,395,000	608,470	*
SEMAFO, Inc.	816,200	1,313,998	*
Sino Gold Mining Ltd.	400,000	1,473,651	*
St Barbara Ltd.	1,234,467	365,651	*
Troy Resources NL	411,300	396,332	
Western Goldfields, Inc.	650,000	1,226,853	*
Zhaojin Mining Industry Co., Ltd., H shares	4,387,550	6,228,922	
		119,293,902	

See notes to portfolios of investments.

Portfolio of Investments

March 31, 2009

COMMON STOCKS	Shares	Value
Gold Royalty Company 4.14%		
Aberdeen International, Inc.	52,250	$ 9,530 *
Gold Wheaton Gold Corp.	3,750,000	560,094 *
Royal Gold, Inc.	167,971	7,854,324
		8,423,948
Metal & Mineral Mining 0.72%		
Independence Group NL	155,000	278,807
Ivanhoe Mines Ltd.	100,000	616,995 *
Lundin Mining Corp.	356,330	565,177 *
		1,460,979
Platinum Group Metals 0.88%		
Eastern Platinum Ltd.	5,599,450	1,798,467 *
Silver Mining 1.18%		
Coeur d'Alene Mines Corp.	100,000	97,545 *
Hecla Mining Co.	220,800	441,600 *
Silvercorp Metals, Inc.	825,000	1,858,123
		2,397,268
Total Common Stocks		134,912,259
(cost $132,676,538)		

EXCHANGE-TRADED FUNDS (ETF) 5.40%

ETFS Physical Platinum	18,175	2,016,939 *
iShares Silver Trust	160,000	2,048,000 *
SPDR Gold Trust	76,800	6,933,504 *
Total Exchange-Traded Funds		10,998,443
(cost $9,932,855)		

CLOSED-END FUND 1.97%

ASA Ltd.	75,000	4,008,750
(cost 3,393,272)		

See notes to portfolios of investments.

Portfolio of Investments   March 31, 2009

WARRANTS 10.81%	Shares	Value
Financial Services 0.08%		
Endeavour Financial Corp., Warrants (February 2014)	382,500	$ 160,772 *
Gold Mining 8.98%		
Agnico-Eagle Mines Ltd., Warrants (December 2013) (RS)	70,000	676,900 *@
Crystallex International Corp., Warrants (August 2009)	62,500	0 *@
Dundee Precious Metals, Inc., Warrants (June 2012)	10,500	833 *
Dundee Precious Metals, Inc., Warrants (November 2015)	831,500	349,494 *
GBS Gold International, Inc., Warrants (May 2010)	175,000	0 *@
Goldcorp, Inc., Warrants (June 2011)	1,068,269	9,488,570 *
Kinross Gold Corp., Warrants (September 2011)	944,780	2,345,185 *
Kinross Gold Corp., Warrants (September 2013)	686,034	3,248,046 *
New Gold, Inc., Warrants (April 2012)	4,016,400	95,557 *
New Gold, Inc., Warrants (November 2012)	1,729,000	137,119 *
New Gold, Inc., Warrants (June 2017)	251,800	77,879 *
Rusoro Mining Ltd., Warrants (November 2012)	1,520,750	102,513 *
Yamana Gold, Inc., Warrants (February 2010)	1,231,831	1,738,895 *
		18,260,991
Gold Royalty Company 0.24%		
Franco-Nevada Corp., Warrants (March 2012)	108,200	493,398 *
Metal & Mineral Mining & Exploration 0.00%		
Mines Management, Inc., Warrants (April 2012)	26,000	9,360 *
Silver Mining 1.51%		
Hecla Mining Co., Warrants (August 2014)	169,750	0 *@
Silver Wheaton Corp., Warrants (December 2010)	596,740	2,247,920 *
Silver Wheaton Corp., Warrants (September 2013)	448,306	824,883 *
		3,072,803
Total Warrants		21,997,324
(cost $22,926,528)		

PURCHASED OPTIONS 0.00%	Contracts	
Gold Mining 0.00%		
Goldcorp, Inc., Strike Price 15, Put, Expiration Apr. 2009		
(premium $310,226)	1,278	1,278
Silver Mining 0.00%		
Hecla Mining Co., Strike Price 10, Call, Expiration Jan. 2010		
(premium $227,124)	420	2,100
Total Purchased Options		3,378
(cost $537,350)		

See notes to portfolios of investments.

Portfolio of Investments			March 31, 2009

NOTES 0.44%	**Principal Amount**	**Value**
Gold Mining 0.44%		
GBS Gold International, Inc., 12.00%, maturity 05/27/11 (RS)	$ 967,545	$ 498,754 @
New Gold, Inc., 10.00%, maturity 06/28/17	600,000	392,561
Total Notes		891,315
(cost $1,267,516)		
Total Securities		172,811,469
(cost $170,734,059)		

REPURCHASE AGREEMENT 14.55%

Joint Tri-Party Repurchase Agreement, Morgan Stanley, 03/31/09, 0.07%, due 04/01/09, repurchase price $29,601,252, collateralized by U.S. Treasury securities held in a joint tri-party account (cost $29,601,194)	29,601,194	29,601,194
Total Investments 99.46%		202,412,663
(cost $200,335,253)		
Other assets and liabilities, net 0.54%		1,099,887
NET ASSETS 100%		**$ 203,512,550**

CALL OPTIONS WRITTEN	**Shares Subject To Call**	**Value**
IAMGOLD Corp., Strike Price 10, Call, Expiration June 2009	45,600	$ 31,920
Randgold Resources Ltd., Strike Price 55, Call, Expiration April 2009	3,900	10,530
Total Call Options Written		$ 42,450

(premiums received $25,228)

See notes to portfolios of investments.

Portfolio of Investments

March 31, 2009

COMMON STOCKS 89.07%	Shares	Value
Broadcasting & Cable TV 3.85%		
Cyfrowy Polsat S.A.	1,518,595	$ 5,914,428
TVN S.A.	1,623,135	3,987,634
		9,902,062
Commodity Chemicals 3.04%		
Uralkali, Sponsored GDR	671,015	7,816,827
Communications 13.30%		
Mobile TeleSystems	888,391	3,775,662
Mobile TeleSystems, Sponsored ADR	150,000	4,488,000
Telefonica O2 Czech Republic a.s.	379,953	7,477,447
Turkcell Iletisim Hizmetleri a.s	2,324,975	11,381,595
Vimpel-Communications, Sponsored ADR	1,078,157	7,051,147 *^
		34,173,851
Diversified Banks 9.15%		
Sberbank RF	17,127,095	10,713,512
Turkiye Garanti Bankasi a.s.	9,000,082	12,809,151 *
		23,522,663
Diversified Metals & Mining 1.32%		
Belon OJSC	6,710,900	1,026,768 @
KGHM Polska Miedz S.A.	140,000	1,847,491
Orsu Metals Corp.	6,947,400	523,417 *
		3,397,676
Electric Utility 6.44%		
CEZ a.s.	466,471	16,553,248
Financial Services 1.05%		
Finans Finansal Kiralama a.s.	3,592,448	2,713,282
Gold Mining 2.23%		
Dundee Precious Metals, Inc.	1,000,000	1,086,482 *
KazakhGold Group Ltd., GDR	700,174	4,666,870 *
		5,753,352
Insurance 0.36%		
Aksigorta a.s.	595,732	933,729
Oil & Gas - Integrated 28.76%		
Gazprom OAO, Sponsored ADR	1,532,777	22,761,738
LUKOIL, Sponsored ADR	782,810	29,355,375
Rosneft Oil Co. OJSC, GDR	4,117,309	17,692,666

See notes to portfolios of investments.

COMMON STOCKS	Shares	Value
Oil & Gas - Integrated (Cont'd)		
Tatneft, Sponsored ADR	90,000	$ 4,144,500
		73,954,279
Oil & Gas Exploration & Production 14.52%		
KazMunaiGas Exploration Production, GDR	1,314,544	19,561,322
NovaTek OAO, Sponsored GDR	331,477	7,585,104 @
Surgutneftegaz	15,599,642	10,189,671
		37,336,097
Real Estate Management & Development 0.78%		
Plaza Centers N.V.	1,881,175	1,568,744
RGI International Ltd.	1,357,449	432,775 *
		2,001,519
Steel - Producers 4.27%		
Mechel, Sponsored ADR	520,500	2,170,485
Novolipetsk Steel, GDR	501,000	5,961,900
OAO TMK, GDR	351,865	1,681,767
OAO TMK, GDR, 144A	248,135	1,185,981
		11,000,133
Total Common Stocks		229,058,718
(cost $475,662,807)		

PREFERRED STOCKS 1.71%

Oil & Gas Exploration & Production 1.71%		
Surgutneftegaz, Preferred Stock	13,529,631	3,318,818 @
Surgutneftegaz, Preferred Stock, Sponsored ADR	440,333	1,080,137 @
Total Preferred Stocks		4,398,955
(cost $13,591,889)		

EXCHANGE-TRADED FUND (ETF) 0.16%

Market Vectors Russia ETF	29,000	407,450
(cost $391,802)		

See notes to portfolios of investments.

51

Portfolio of Investments

March 31, 2009

WARRANTS 0.08%	Shares	Value
Gold Mining 0.08%		
Dundee Precious Metals, Inc., Warrants (November 2015) (cost $0)	500,000	$ 210,159 *
Total Securities		234,075,282
(cost $489,646,498)		

REPURCHASE AGREEMENT 8.93%	Principal Amount	
Joint Tri-Party Repurchase Agreement, Merrill Lynch, 03/31/09, 0.02%, due 04/01/09, repurchase price $22,953,602, collateralized by U.S. Treasury securities held in a joint tri-party account (cost $22,953,589)	$ 22,953,589	22,953,589
Total Investments 99.95%		257,028,871
(cost $512,600,087)		
Other assets and liabilities, net 0.05%		107,509
NET ASSETS 100%		**$ 257,136,380**

CALL OPTIONS WRITTEN	Shares Subject To Call	Value
Vimpel-Communications, Strike Price 7.5, Expiration Apr. 2009 (premiums received $62,270)	100,000	$ 35,000

See notes to portfolios of investments.

Portfolio of Investments

March 31, 2009

COMMON STOCKS 83.84%	Shares	Value
Air Freight & Logistics 1.74%		
Shenzhen International Holdings Ltd.	3,392,000	$ 155,415
Alternative Carriers 1.75%		
GVT Holding SA	13,700	156,377 *
Apparel 1.70%		
China Dongxiang Group Co.	412,000	151,542
Auto Manufacturers 0.88%		
Dongfeng Motor Group Co. Ltd.	150,000	78,431
Commodity Chemicals 1.67%		
Israel Chemicals Ltd.	13,346	109,604
Uralkali, Sponsored GDR	3,328	38,769
		148,373
Communications 4.82%		
Chunghwa Telecom Co., Ltd.	65,698	119,752
Empresa Nacional de Telecomunicaciones S.A.	6,050	69,546
Telecom Egypt	44,072	117,636
ZTE Corp., H shares	30,000	122,911
		429,845
Computer Hardware 2.47%		
Wistron Corp.	203,378	220,158
Department Stores 1.12%		
Lojas Renner S.A.	16,269	99,971
Diversified Banks 5.88%		
Bank of China Ltd., H shares	300,000	99,899
China Construction Bank, Class H	258,000	146,521
Industrial and Commercial Bank of China Ltd., H shares	537,000	277,953
		524,373
Diversified Metals & Mining 0.87%		
Orsu Metals Corp.	430,836	32,459 *
Raspadskaya	46,785	45,451
		77,910
Education 0.81%		
MegaStudy Co. Ltd.	500	72,604

See notes to portfolios of investments.

53

Portfolio of Investments

March 31, 2009

COMMON STOCKS	Shares	Value
Electronics & Components 2.42%		
China High Speed Transmission Equipment Group Co., Ltd.	150,000	$ 215,519
Forest Products 1.44%		
China Grand Forestry Green Resources Group Ltd.	3,314,000	128,040 *
Gold Mining 12.81%		
AngloGold Ashanti Ltd.	6,978	255,580
AngloGold Ashanti Ltd., Sponsored ADR	3,500	128,660
Gold Fields Ltd., Sponsored ADR	27,000	306,180
KazakhGold Group Ltd., GDR	25,082	167,179 *
Zhaojin Mining Industry Co., Ltd., H shares	200,000	283,936
		1,141,535
Healthcare Equipment & Services 1.60%		
Opto Circuits India Ltd.	71,048	142,750
Insurance 4.50%		
China Life Insurance Co., Ltd., H shares	49,000	161,214
Ping An Insurance Group Co. of China Ltd., H shares	40,000	239,589 *
		400,803
Internet 1.68%		
Baidu, Inc., Sponsored ADR	400	70,640 *
Shanda Interactive Entertainment Ltd., Sponsored ADR	2,000	79,060 *
		149,700
Lighting Products 0.58%		
Kumho Electric, Inc.	2,000	51,949
Machinery 1.02%		
Lonking Holdings Ltd.	150,000	91,119
Medical Products 0.46%		
China Medical Technologies, Inc., Sponsored ADR	3,000	41,310
Metal & Mineral Mining 3.68%		
Eastern Platinum Ltd.	295,021	94,757 *
Jiangxi Copper Co. Ltd., H shares	225,000	233,685
		328,442
Oil & Gas - Integrated 11.27%		
Gazprom OAO, Sponsored ADR	6,124	90,941
LUKOIL, Sponsored ADR	5,000	187,500
PetroChina Co., Ltd., H shares	66,000	52,436

See notes to portfolios of investments.

Portfolio of Investments

March 31, 2009

COMMON STOCKS	Shares	Value
Oil & Gas - Integrated (Cont'd)		
Petroleo Brasileiro S.A., ADR	10,000	$ 304,700
Sasol Ltd.	9,528	276,800
Tatneft, Sponsored ADR	2,000	92,100
		1,004,477
Oil & Gas Exploration & Production 0.95%		
KazMunaiGas Exploration Production, GDR	5,682	84,552
Public Thoroughfares 2.16%		
Anhui Expressway Co., Ltd., H shares	100,000	44,829
Zhejiang Expressway Co., Ltd., H shares	200,000	147,389
		192,218
Real Estate Management & Development 0.17%		
RGI International Ltd.	48,574	15,486 *
Retail 1.10%		
Wal-Mart de Mexico SAB de CV, Series V	41,900	97,816
Semiconductors 6.01%		
Samsung Electronics Co., Ltd.	558	232,003
Siliconware Precision Industries Co.	252,686	268,132
Taiwan Semiconductor Manufacturing Co., Ltd., Sponsored ADR	23,115	35,174
		535,309
Steel - Producers 3.22%		
Gerdau S.A., Sponsored ADR	15,000	82,050
Mechel, Sponsored ADR	14,900	62,133
Novolipetsk Steel, GDR	12,000	142,800
		286,983
Tobacco 1.49%		
KT&G Corp.	2,400	133,055
Wireless Telecommunication Services 3.57%		
Mobile TeleSystems, Sponsored ADR	4,000	119,680
MTN Group Ltd.	17,954	199,115
		318,795
Total Common Stocks		7,474,857
(cost $11,366,283)		

See notes to portfolios of investments.

Portfolio of Investments

March 31, 2009

PREFERRED STOCK 2.15%	Shares	Value	
Diversified Banks 2.15%			
Itau Unibanco Banco Multiplo S.A., Preferred Stock (cost $391,895)	17,307	$ 191,429	
EXCHANGE-TRADED FUNDS (ETF) 1.91%			
iShares MSCI Malaysia Index Fund	3,000	20,970	
Market Vectors Russia ETF	1,000	14,050	
SPDR Gold Trust	1,500	135,420	*
Total Exchange-Traded Funds (cost $158,487)		170,440	
CLOSED-END FUND 2.94%			
Metage Special Emerging Markets Fund Ltd. (cost 918,300)	7,191	262,472	*@
EQUITY-LINKED SECURITY 0.82%			
Construction & Engineering 0.82%			
Arabtec Holding Co. (March 2017) (cost $379,638)	163,654	72,990	@
WARRANTS 0.01%			
Diversified Metals & Mining 0.01%			
Orsu Metals Corp., Warrants (March 2011) (cost $0)	25,813	409	*
Total Securities (cost $13,214,603)		8,172,597	

See notes to portfolios of investments.

Portfolio of Investments

March 31, 2009

REPURCHASE AGREEMENT 5.15%	Principal Amount	Value
Joint Tri-Party Repurchase Agreement, Credit Suisse First Boston, 03/31/09, 0.15%, due 04/01/09, repurchase price $459,260, collateralized by U.S. Treasury securities held in a joint tri-party account (cost $459,258)	$ 459,258	$ 459,258
Total Investments 96.82%		8,631,855
(cost $13,673,861)		
Other assets and liabilities, net 3.18%		284,229
NET ASSETS 100%		**$ 8,916,084**

See notes to portfolios of investments.

Portfolio of Investments

COMMON STOCKS 81.65%	Shares	Value
Auto Manufacturers 3.56%		
Denway Motors Ltd.	1,200,000	$ 464,627
Dongfeng Motor Group Co. Ltd.	600,000	313,723
Sinotruk Hong Kong Ltd.	800,000	621,291
		1,399,641
Banks 3.55%		
China Merchants Bank Co., Ltd., H shares	800,000	1,392,114
Building Products 3.81%		
Anhui Conch Cement Co. Ltd., H shares	270,000	1,495,089
Chemicals 1.69%		
Huabao International Holdings Ltd.	800,000	661,753
Chemicals - Agricultural 0.00%		
Danhua Chemical Technology Co., Ltd., B shares	1	1 *
Coal 1.76%		
China Shenhua Energy Co. Ltd., H shares	300,000	691,388
Commer Banks Non-US 1.27%		
Bank of China Ltd., H shares	1,500,000	499,497
Computers 0.95%		
HTC Corp.	30,000	371,147
Construction 3.82%		
Cheung Kong Infrastructure Holdings Ltd.	100,000	399,384
China Communications Construction Co., Ltd., H shares	1,000,000	1,097,276
		1,496,660
Diversified Minerals 0.05%		
Erdene Resource Development Corp.	100,000	19,826 *
Diversified Operations 0.90%		
China Merchants Holdings International Co. Ltd.	150,000	354,532
E-Commerce 0.70%		
Ctrip.com International Ltd.	10,000	274,000
Education 1.22%		
CIBT Education Group, Inc.	492,632	187,528 *

See notes to portfolios of investments.

Portfolio of Investments

March 31, 2009

COMMON STOCKS	Shares	Value
Education (Cont'd)		
MegaStudy Co. Ltd.	2,000	$ 290,414
		477,942
Electronics & Components 2.20%		
China High Speed Transmission Equipment Group Co., Ltd.	600,000	862,076
Yageo Corp., Sponsored GDR	1	0 @
		862,076
Financial Services 0.62%		
Shenyin Wanguo HK Ltd.	600,000	241,615
Food & Beverages 2.80%		
China Yurun Food Group Ltd.	500,000	637,447
Want Want China Holdings Ltd.	1,000,000	464,400
		1,101,847
Gold Mining 7.47%		
Kingsgate Consolidated Ltd.	2,599	9,449 *
Lihir Gold Ltd., Sponsored ADR	20,000	454,200 *
Olympus Pacific Minerals, Inc.	340,500	45,906 *
Silk Road Resources Ltd.	210,000	34,141 *
Sino Gold Mining Ltd.	67,721	249,493 *
Zhaojin Mining Industry Co., Ltd., H shares	1,000,000	1,419,681
Zijin Mining Group Co., Ltd., H shares	1,000,000	713,805
		2,926,675
Health & Personal Care 3.07%		
Hengan International Group Co., Ltd.	300,000	1,205,894
Insurance 4.58%		
Ping An Insurance Group Co. of China Ltd., H shares	300,000	1,796,919 *
Internet 5.23%		
Asia Broadband, Inc.	500,000	0 *@
Baidu, Inc., Sponsored ADR	1,500	264,900 *
Shanda Interactive Entertainment Ltd., Sponsored ADR	7,500	296,475 *
Tencent Holdings Ltd.	200,000	1,488,649
		2,050,024
Lighting Products 0.66%		
Kumho Electric, Inc.	10,000	259,746

See notes to portfolios of investments.

Portfolio of Investments

COMMON STOCKS	Shares	Value
Machinery 2.32%		
Lonking Holdings Ltd.	1,500,000	$ 911,191
Medical Products 0.53%		
China Medical Technologies, Inc., Sponsored ADR	15,000	206,550
Metal - Copper 2.20%		
Continental Minerals Corp.	56,920	29,542 *
Jiangxi Copper Co. Ltd., H shares	800,000	830,879
		860,421
Non-Ferrous Metals 0.01%		
Sterling Group Ventures, Inc.	500,000	3,000 *
Oil & Gas Exploration & Production 5.35%		
CNOOC Ltd.	1,200,000	1,194,435
CNPC Hong Kong Ltd.	1,200,000	506,506
Green Dragon Gas Ltd.	62,949	401,300 *
		2,102,241
Precious Metals 0.05%		
TVI Pacific, Inc.	1,000,000	19,826 *
Public Thoroughfares 3.03%		
Anhui Expressway Co., Ltd., H shares	500,000	224,142
Hopewell Highway Infrastructure Ltd.	150,000	83,799
Zhejiang Expressway Co., Ltd., H shares	1,200,000	884,335
		1,192,276
Publishing 0.04%		
Lingo Media Corp.	22,642	16,161 *
Real Estate Companies 7.87%		
China Overseas Land & Investment Ltd.	1,100,000	1,727,021
China Resources Land Ltd.	500,000	782,672
Guangzhou R&F Properties Co. Ltd., H shares	500,000	579,945
		3,089,638
Retail 3.90%		
Belle International Holdings Ltd.	1,200,000	610,390
China Dongxiang Group Co.	2,500,000	919,551
China First Pencil Co., Ltd., B shares	1	1
		1,529,942

See notes to portfolios of investments.

Portfolio of Investments

March 31, 2009

COMMON STOCKS	Shares	Value	
Semiconductors 2.51%			
Samsung Electronics Co., Ltd.	1,600	$ 665,243	
Siliconware Precision Industries Co.	300,000	318,338	
		983,581	
Silver Mining 0.52%			
Silvercorp Metals, Inc.	90,000	202,704	
Steel 1.35%			
Maanshan Iron and Steel Co., Ltd., H shares	1,000,000	359,588	
POSCO, ADR	2,500	167,075	
		526,663	
Telecommunications 2.06%			
Foxconn International Holdings Ltd.	750,000	318,355	*
ZTE Corp., H shares	120,000	491,645	
		810,000	
Total Common Stocks		32,032,580	
(cost $29,807,803)			
EXCHANGE-TRADED FUNDS (ETF) 2.26%			
iShares MSCI Malaysia Index Fund	12,000	83,880	
SPDR Gold Trust	1,500	135,803	*
World Index Shares ETF - CSI 300 China Tracker	200,000	665,893	*
Total Exchange-Traded Funds		885,576	
(cost $777,440)			
Total Securities		32,918,156	
(cost $30,585,243)			

REPURCHASE AGREEMENT 3.93%	Principal Amount		
Joint Tri-Party Repurchase Agreement, Credit Suisse First Boston, 03/31/09, 0.15%, due 04/01/09, repurchase price $1,542,729, collateralized by U.S. Treasury securities held in a joint tri-party account (cost $1,542,723)	$ 1,542,723	1,542,723	

See notes to portfolios of investments.

Portfolio of Investments

March 31, 2009

	Value
Total Investments 87.84%	$ 34,460,879
(cost $32,127,966)	
Other assets and liabilities, net 12.16%	4,768,340
NET ASSETS 100%	**$ 39,229,219**

See notes to portfolios of investments.

Legend

*	Non-income producing security	GO	General Obligation Bond
+	Affiliated company (see following)	RS	Restricted Security (see following)
ADR	American Depositary Receipt	ZCB	Zero Coupon Bond
GDR	Global Depositary Receipt	^	Security or portion of security segregated as collateral for written options

@   Security was fair valued at March 31, 2009, by the U.S. Global Investors, Inc. (Adviser) in accordance with valuation procedures approved by the Board of Trustees. Fair valued securities as a percentage of net assets at March 31, 2009, were 1.90% of Global Resources, 4.58% of World Precious Minerals, 4.49% of Gold and Precious Metals, 5.06% of Eastern European and 3.76% of Global Emerging Markets. See the Fair Valued Securities section of these Notes to Portfolios of Investments for further discussion of fair valued securities. See further information and detail on restricted securities in the Restricted Securities section of these Notes to Portfolios of Investments.

General

The yields reflect the effective yield from the date of purchase.

Variable Rate Notes have periodic reset features, which effectively shorten the maturity dates and reset the interest rates as tied to various interest-bearing instruments. Rates shown are current rates at March 31, 2009.

Securities with a 144A designation are exempt from registration under Rule 144A of the Securities Act of 1933.

U.S. Global Investors Funds, a Delaware statutory trust, consists of thirteen separate funds (Funds). For more comprehensive information on the Funds' organization and significant accounting policies, please refer to the most recent semi-annual or annual report.

Security Valuations

The Funds value investments traded on national or international securities exchanges or over-the-counter at the last sales price reported by the security's primary exchange of its market at the time of daily valuation. Securities for which no sale was reported are valued at the mean between the last reported bid and asked quotation. Short-term investments with effective maturities of sixty days or less at the date of purchase may be valued at amortized cost, which approximates market value. An independent pricing service values municipal securities, long-term U.S. Government obligations and corporate debt securities using a system based on such factors as credit rating, maturity, coupon and type of security to determine fair value.

Fair Valued Securities

Securities for which market quotations are not readily available or which are subject to legal restrictions are valued at their fair value as determined in good faith under consistently applied procedures under the general supervision of the Board of Trustees. The following factors are generally considered in determining fair value: nature and duration of any trading restrictions, trading volume, market values of unrestricted shares of the same or similar class, investment management's judgment regarding the market experience of the issuer, financial status and other operational and market factors affecting the issuer, issuer's management, quality of the underlying property based on review of independent geological studies, the extent of a Fund's investment in the trading securities of the issuer; and other relevant matters. The fair values may differ from what would have been used had a broader market for these securities existed.

For securities traded on international exchanges, if events which may materially affect the value of a Fund's securities occur after the close of the primary exchange and before a Fund's net asset value is next determined, then those securities will be valued at their fair value as determined in good faith under the supervision of the Board of Trustees. The Funds may use a systematic fair value model provided by an independent third party to value international securities. At March 31, 2009, this model was used to value certain foreign securities in the Global MegaTrends, Global Resources, World Precious Minerals, Gold and Precious Metals, Eastern European, Global Emerging Markets and China Region Funds.

The Funds adopted Statement of Financial Accounting Standards No. 157, Fair Value Measurements (SFAS 157 or the Statement), effective July 1, 2008. SFAS 157 governs the application of generally accepted accounting principles that require fair value measurements of a Fund's assets and liabilities. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. SFAS 157 established a three-tier hierarchy to maximize the use of observable market data and minimize the use of unobservable inputs and to establish classification of fair value measurements for disclosure purposes. Inputs refer broadly to the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk, for example, the risk inherent in a particular valuation technique used to measure fair value including such a pricing model and/or the risk inherent in the inputs to the valuation technique. Inputs may be observable or unobservable. Observable inputs are inputs that reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the reporting entity. Unobservable inputs are inputs that reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The three levels defined by the SFAS 157 hierarchy are as follows:

Level 1– quoted prices in active markets for identical securities.

Level 2 – significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)

Level 3 – significant unobservable inputs (including the Fund's own assumptions in determining the fair value of investments.

In some instances, the inputs used to measure fair value might fall in different levels of the fair value hierarchy. The level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest input level that is significant to the fair value measurement in its entirety. Because of the inherent uncertainties of valuation, the values reflected in the financial statements may materially differ from the value received upon actual sale of those investments.

The following table summarizes the valuation of each fund's securities using the fair value hierarchy:

At March 31, 2009	Total	Level 1	Level 2	Level 3
U.S. Treasury Securities Cash Fund				
Investments in Securities	$116,561,150	$56,618,863	$59,942,287	$0
U.S. Government Securities Savings Fund				
Investments in Securities	$320,128,147	$0	$320,128,147	$0
Near-Term Tax Free Fund				
Investments in Securities	$17,430,667	$2,300,860	$15,129,807	$0
Tax Free Fund				
Investments in Securities	$17,774,524	$793,828	$16,980,696	$0
All American Equity Fund				
Investments in Securities	$13,974,776	$13,974,776	$0	$0
Other Financial Instruments*	$2,952	$2,952	$0	$0
Holmes Growth Fund				
Investments in Securities	$30,240,138	$30,240,138	$0	$0
Other Financial Instruments*	$14,762	$14,762	$0	$0

Global MegaTrends Fund

Investments in Securities	$19,066,559	$15,433,092	$3,633,467	$0
Other Financial Instruments*	$11,810	$11,810	$0	$0

Global Resources Fund

Investments in Securities	$461,212,524	$434,411,268	$20,309,222	$6,492,034
Other Financial Instruments*	$(22,312)	$(22,312)	$0	$0

World Precious Minerals Fund

Investments in Securities	$408,626,510	$357,541,824	$47,519,282	$3,565,404
Other Financial Instruments*	$(50,210)	$(50,210)	$0	$0

Gold and Precious Metals Fund

Investments in Securities	$202,412,663	$179,921,262	$21,992,647	$498,754
Other Financial Instruments*	$(17,222)	$(17,222)	$0	$0

Eastern European Fund

Investments in Securities	$257,028,871	$101,114,243	$155,914,628	$0
Other Financial Instruments*	$27,270	$27,270	$0	$0

Global Emerging Markets Fund

Investments in Securities	$8,631,855	$2,465,078	$6,166,777	$0

China Region Fund

Investments in Securities	$34,460,879	$3,848,436	$30,612,443	$0

*Other financial instruments include currency contracts and written options. Currency contracts and written options are reported at their unrealized appreciation/depreciation at measurement date, which represents the changes in the contract's value from trade date.

The following is a reconciliation of assets for which significant unobservable inputs (Level 3) were used in determining fair value during the period December 31, 2008, through March 31, 2009:

	Investments in Securities
Global Resources Fund	
Balance as of December 31, 2008	$ 7,511,608
Total realized gain (loss)	-
Change in unrealized appreciation (depreciation)	(1,030,816)
Net purchases (sales)	-
Transfers in and/or out of Level 3	11,242
Balance as of March 31, 2009	$ 6,492,034

	Investments in Securities
World Precious Minerals Fund	
Balance as of December 31, 2008	$ 3,837,417
Total realized gain (loss)	(19,758)
Change in unrealized appreciation (depreciation)	(161,762)
Net purchases (sales)	(96,580)
Transfers in and/or out of Level 3	6,087
Balance as of March 31, 2009	$ 3,565,404

	Investments in Securities
Gold and Precious Metals Fund	
Balance as of December 31, 2008	$ 575,279
Total realized gain (loss)	(5,488)
Change in unrealized appreciation (depreciation)	(44,209)
Net purchases (sales)	(26,828)
Transfers in and/or out of Level 3	-
Balance as of March 31, 2009	$ 498,754

	Investments in Securities
China Region Fund	
Balance as of December 31, 2008	$ 1
Total realized gain (loss)	-
Change in unrealized appreciation (depreciation)	(1)
Net purchases (sales)	-
Transfers in and/or out of Level 3	-
Balance as of March 31, 2009	$ -

In April 2009, the Financial Accounting Standards Board issued FASB staff position No. 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (FSP 157-4). FSP 157-4 provides additional guidance for estimating fair value in accordance with SFAS 157, when the volume and level of activity for the asset or liability have significantly decreased as well as guidance on identifying circumstances that indicate a transaction is not orderly. FSP 157-4 is effective for fiscal years and interim periods ending after June 15, 2009. Management is currently evaluating the impact the adoption of FSP 157-4 will have on the Funds' financial statement disclosures.

Joint Tri-Party Repurchase Agreements

The Funds may enter into repurchase agreements with recognized financial institutions or registered broker-dealers and, in all instances, hold, as collateral, underlying securities with a value exceeding the principal amount of the repurchase obligation. The Funds use joint tri-party repurchase agreement accounts with other funds under common management where uninvested cash is collectively invested in repurchase agreements, and each participating fund owns an undivided interest in the account.

The terms of the joint tri-party repurchase agreements and the securities held as collateral at March 31, 2009, were:

Credit Suisse First Boston repurchase agreement, 03/31/09, 0.150%, due 04/01/09:
    Total principal amount $56,407,015; Total repurchase price: $56,407,250
    Collateral:
    $57,520,000 U.S. Treasury Note, 0.875%, 03/31/11
        (total collateral market value, including accrued interest, of $57,537,828

Merrill Lynch repurchase agreement, 03/31/09, 0.020%, due 04/01/09:
    Total principal amount: $51,070,586; Total repurchase price: $51,070,614
    Collateral:
    $46,076,800 U.S. Treasury Note, 1.125%, 01/15/12
    $5,215,300 U.S. Treasury Note, 4.250%, 08/15/15
        (total collateral market value, including accrued interest, of $52,092,092)

Morgan Stanley Dean Witter repurchase agreement, 03/31/09, 0.070%, due 04/01/09:
    Total principal amount: $58,868,251; Total repurchase price: $58,868,366
    Collateral:
    $18,261,000 U.S. Treasury Bond, 9.875%, 11/15/15
    $6,092,000 U.S. Treasury Bond, 10.625%, 08/15/15
    $15,468,000 U.S. Treasury Bond, 11.250%, 02/15/15
        (total collateral market value, including accrued interest, of $60,047,025

UBS Financial Services, Inc. repurchase agreement, 03/31/09, 0.10%, due 04/01/09:
    Total principal amount: $30,000,000; Total repurchase price: $30,000,083

Collateral:
$10,000 U.S. Treasury Bond, 7.250%, 05/15/16
$27,867,000 U.S. Treasury Notes, interest rate range 2.625% to 4.750%, maturity date range
    05/31/10 to 02/15/19
      (total collateral market value, including accrued interest, of $30,603,536)

Other mutual funds managed by U.S. Global Investors, Inc. participate in the joint tri-party repurchase agreements. Each owns an undivided interest in the accounts.

Affiliated Companies – Indicated in Portfolio of Investments as "+"

The Investment Company Act of 1940 defines affiliates as companies in which the Fund owns at least 5% of the outstanding voting securities. The following is a summary of transactions with each affiliated company during the period ended March 31, 2009.

Shares of Affiliated Companies

	December 31, 2008	Additions	Reductions	March 31, 2009
Global Resources Fund				
Agriterra Ltd.	13,247,308	27,880,000	-	41,127,308
Bioenergy Africa Ltd.	8,750,000	-	-	8,750,000
Bounty Mining Ltd.	22,000,000	-	-	22,000,000
Cano Petroleum, Inc.	2,725,000	-	(75,000)	2,650,000
Ivory Energy, Inc.	4,138,166	-	(4,138,166)	- (a)
Natasa Mining Ltd.	1,099,160	-	-	1,099,160
North Peace Energy Corp.	3,233,400	-	-	3,233,400
Red Dragon Resources Corp.	3,720,000	-	-	3,720,000
Revett Minerals, Inc.	5,048,000	-	-	5,048,000

At March 31, 2009, the value of investments in affiliated companies was $7,073,892, representing 1.54% of net assets, and the total cost was $42,516,566. Net realized losses on transactions were $2,637,016 and there was no income earned for the period.

Shares of Affiliated Companies

	December 31, 2008	Additions	Reductions	March 31, 2009
World Precious Minerals Fund				
Agriterra Ltd.	-	26,420,000	-	26,420,000
Atikwa Minerals Corp.	3,062,333	-	-	3,062,333
Avion Resources Corp.	3,900,000	-	-	3,900,000
Bioenergy Africa Ltd.	5,750,000	-	-	5,750,000
Carnavale Resources Ltd.	3,348,857	151,143	-	3,500,000
Chesapeake Gold Corp.	1,974,219	31,500	-	2,005,719
Moss Lake Gold Mines Ltd.	3,162,000	-	-	3,162,000
Romarco Minerals, Inc.	22,301,706	10,000	(718,800)	21,592,906
Terrane Metals Corp.	9,010,400	24,600	-	9,035,000
VG Gold Corp.	5,936,510	-	(10,000)	5,926,510

At March 31, 2009, the value of investments in affiliated companies was $23,548,675, representing 5.75% of net assets, and the total cost was $24,761,352. Net realized losses on transactions were $47,331 and there was no income earned for the period.

(a) At March 31, 2009, the company is no longer defined as an affiliate, although it was an affiliated company during the period.

Restricted Securities - Indicated in Portfolio of Investments as "RS"

The following securities are subject to contractual and regulatory restrictions on resale or transfer. These investments may involve a high degree of business and financial risk. Because of the thinly traded markets for these investments, a Fund may be unable to liquidate its securities in a timely manner, especially if there is negative news regarding the specific securities or the markets overall. These securities could decline significantly in value before the Fund could liquidate these securities. The issuer bears the cost of registration, if any, involved in the disposition of these securities.

Global Resources Fund	Acquisition Date	Cost per Share/Unit
Govi Uranium, Inc.	10/04/07	$1.96
GoviEx IP Holdings, Inc.	10/04/07	$0.04
Ivanhoe Nickel and Platinum Ltd.	07/09/03	$5.00
Legacy Energy LLC, 144A	02/27/06	$1.90
Osmium Holdings S.A.	10/22/96-01/29/98	$987.07
Trident Resources Corp., Series B, Preferred Stock	06/08/06	$62.50
Trident Resources Corp., Warrants (March 2013)	06/08/06	$0.00
Value Creation, Inc.	08/11/06	$10.60

As of March 31, 2009, the total cost of restricted securities was $15,249,166 and the total value was $6,479,749, representing 1.41% of net assets.

World Precious Minerals Fund	Acquisition Date	Cost per Share/Unit
Agnico-Eagle Mines Ltd.	11/24/08	$31.50
Agnico-Eagle Mines Ltd., Warrants (December 2013)	11/24/08	$0.00
Fortress Minerals Corp.	11/25/08	$0.16
Fortress Minerals Corp., Warrants (December 2010)	11/25/08	$0.00
GBS Gold International, Inc., 12% Note, maturity 5/27/11	05/12/08	$995.72
Hainan Mining Corp.	08/31/06-05/16/07	$0.85
Hainan Mining Corp., Warrants (May 2009)	05/16/07	$0.00
Hainan Mining Corp., Warrants (August 2011)	08/31/06	$0.00
Ivanhoe Nickel and Platinum Ltd.	07/09/03	$5.00
Osmium Holdings S.A.	10/22/96-01/29/98	$1,280.75
Platte River Gold U.S., Inc.	03/01/04-01/25/08	$1.70
Platte River Gold U.S., Inc., Warrants (February 2010)	01/25/08	$0.00
Q2 Gold Resources, Inc.	06/18/07	$0.00
Western Exploration & Development Ltd., 144A, Special Warrants	08/14/97	$0.50

As of March 31, 2009, the total cost of restricted securities was $16,328,876 and the total value was $17,381,464, representing 4.24% of net assets.

Gold and Precious Metals Fund	Acquisition Date	Cost per Share/Unit
Agnico-Eagle Mines Ltd.	11/24/08	$31.50
Agnico-Eagle Mines Ltd., Warrants (December 2013)	11/24/08	$0.00
GBS Gold International, Inc., 12% Note, maturity 5/27/11	05/12/08	$995.72

As of March 31, 2009, the total cost of restricted securities was $5,373,402, and the total value was $9,144,454, representing 4.49% of net assets.

Call Options Written

As of March 31, 2009, portfolio securities valued at $66,350, $331,750, $265,400, $15,406,550, $1,741,290, $601,845, and $654,000 were held in escrow by the custodian as cover for call options written for the All American Equity Fund, Holmes Growth Fund, Global MegaTrends Fund, Global Resources Fund, World Precious Minerals Fund, Gold and Precious Metals Fund and Eastern European Fund, respectively.

Transactions in written call options during the period ended March 31, 2009, were as follows:

	All American Equity Fund		Holmes Growth Fund	
	Number of Contracts	Premiums Received	Number of Contracts	Premiums Received
Options outstanding at December 31, 2008	-	$ -	-	$ -
Options written	5	3,842	25	19,212
Options closed	-	-	-	-
Options expired	-	-	-	-
Options exercised	-	-	-	-
Options outstanding at March 31, 2009	5	$3,842	25	$19,212

	Global MegaTrends Fund		Global Resources Fund	
	Number of Contracts	Premiums Received	Number of Contracts	Premiums Received
Options outstanding at December 31, 2008	-	$ -	-	$ -
Options written	20	15,370	48,600	8,179,557
Options closed	-	-	(28,900)	(4,019,328)
Options expired	-	-	(8,150)	(1,358,046)
Options exercised	-	-	(3,500)	(854,495)
Options outstanding at March 31, 2009	20	$15,370	8,050	$1,947,688

	World Precious Minerals Fund		Gold and Precious Metals Fund	
	Number of Contracts	Premiums Received	Number of Contracts	Premiums Received
Options outstanding at December 31, 2008	2,557	$ 180,422	2,193	$ 163,402
Options written	13,718	1,505,020	13,767	1,486,353
Options closed	(5,977)	(508,275)	(6,059)	(533,743)
Options expired	(4,134)	(634,583)	(5,048)	(653,075)
Options exercised	(4,722)	(469,654)	(4,358)	(437,709)
Options outstanding at March 31, 2009	1,442	$ 72,930	495	$ 25,228

	Eastern European Fund	
	Number of Contracts	**Premiums Received**
Options outstanding at December 31, 2008	-	$ -
Options written	2,000	170,269
Options closed	(1,000)	(107,999)
Options expired	-	-
Options exercised	-	-
Options outstanding at March 31, 2009	1,000	$ 62,270

Tax Information

The following table presents the income tax basis of the securities owned at March 31, 2009, and the tax basis components of net unrealized appreciation or depreciation:

Fund	Aggregate Tax Cost	Gross Unrealized Appreciation	Gross Unrealized Depreciation	Net Unrealized Appreciation (Depreciation)
U.S. Treasury Securities Cash	$116,561,150	$-	$-	$-
U.S. Government Securities Savings	320,128,147	-	-	-
Near-Term Tax Free	17,095,592	463,264	(128,189)	335,075
Tax Free	17,677,399	694,420	(597,295)	97,125
All American Equity	13,986,039	601,567	(612,830)	(11,263)
Holmes Growth	34,302,607	1,313,013	(5,375,482)	(4,062,469)
Global MegaTrends	24,304,695	536,452	(5,774,588)	(5,238,136)
Global Resources	645,723,246	25,723,508	(210,234,230)	(184,510,722)
World Precious Minerals	579,993,487	65,508,033	(236,875,010)	(171,366,977)
Gold and Precious Metals	200,335,253	33,313,207	(31,235,797)	2,077,410
Eastern European	512,600,087	2,122,314	(257,693,530)	(255,571,216)
Global Emerging Markets	13,673,861	482,674	(5,524,680)	(5,042,006)
China Region	32,127,966	3,443,894	(1,110,981)	2,332,913

Minimum Yield Agreement

The Adviser has voluntarily agreed to waive fees and/or reimburse U.S. Treasury Securities Cash Fund and U.S. Government Securities Savings Fund to the extent necessary to maintain the respective fund's yield at a certain level as determined by the Adviser (Minimum Yield). The Adviser may recapture any fees waived and/or expenses reimbursed within three years after the end of the fiscal year of such waiver and/or reimbursement to the extent that such recapture would not cause the fund's yield to fall below the Minimum Yield. For the three months ended March 31, 2009, fees waived and/or expenses reimbursed as a result of this agreement were $172,350 and $0 for the U.S. Treasury Securities Cash Fund and the U.S. Government Securities Savings Fund, respectively. Amounts recoverable by the Adviser under this agreement from U.S. Treasury Securities Cash Fund are $170,642 through December 31, 2011, and $172,350 through December 31, 2012.

This agreement is in addition to other agreements to limit expenses.

ITEM 2. CONTROLS AND PROCEDURES

1. The registrant's president and treasurer have determined that the registrant's disclosure controls and procedures are effective based on their evaluation of the disclosure controls and procedures as of a date within 90 days of the filing date of this report.

2. There was no change in the registrant's internal control over financial reporting that occurred in the registrant's last fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting.

ITEM 3. EXHIBITS

Certifications of principal executive officer and principal financial officer of the registrant as required by Rule 30a-2 under the Investment Company Act of 1940.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934 and the Investment Company Act of 1940, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

U.S. GLOBAL INVESTORS FUNDS

By: /s/Frank E. Holmes
Frank E. Holmes
President, Chief Executive Officer

Date: June 1, 2009

Pursuant to the requirements of the Securities Exchange Act of 1934 and the Investment Company Act of 1940, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

By: /s/Frank E. Holmes
Frank E. Holmes
President, Chief Executive Officer

Date: June 1, 2009

By: /s/Catherine A. Rademacher
Catherine A. Rademacher
Treasurer

Date: June 1, 2009